[LNL Letterhead]



VIA e-Mail and EDGAR

March 10, 2009

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

Re:  Lincoln Variable Insurance Products Trust
       Form N-14: Proxy Statement/Prospectus for the LVIP G&I '
       Fund Nos. 811-08090; 333-156125
       Date Filed:  December 15, 2008

Dear Ms. Sazzman:

The Trust filed via EDGAR a preliminary proxy statement on December 15, 2008, and correspondence filings on January 27, 2009, February 12, 2009, and February 24, 2009. You provided comments to me on the third correspondence filing on February 26, 2009 and March 2, 2009. Following are my responses to those comments:

1. Page vi, revise disclosure to confirm to the requirements of Item 5 (f).

         Response:  The disclosure has been revised.

2. Page 2, "How will the Reorganization affect me?": o Third paragraph: Add an "s" after "objective."

        o Seventh paragraph: Use wording that it similar to what is contained in the The Penn Mutual Life Insurance Company, SEC Release No. IC-28328 (July 2, 2008)
        o Eight paragraph: Give defined term "Fund A Management" the same definition as it has in other places in the proxy.

         Response:  The disclosure has been revised.

3. Page 6, "How do the Funds' fees and expenses compare?": Revise Expense Table to include 2008 fees and expenses.

         Response:  The disclosure has been revised.

4. Page 8, first paragraph following the Expense Table: o Add "certificate" into the first sentence when appropriate.

        o Describe the expense waiver using the wording in the The Penn Mutual Life Insurance Company, SEC Release No. IC-28328 (July 2, 2008)

         Response:  The disclosure has been revised.

5. Page 14-15, "Description of Contract Features": Add "participant" when appropriate.

         Response:  The disclosure has been revised.

6. Page 29, "Investment Adviser and Sub-Advisers": Add cross reference to earlier section about the investment adviser and sub-adviser of Fund A and the prospectuses of Fund A.

         Response:  The disclosure has been revised.

7. Exhibit B: Add information from the annual reports for 2008 for Fund A and the LVIP Delaware Growth and Income Fund.

         Response:  The disclosure has been revised.

Please call me at 260-455-6918 with any further questions or comments. As always, thank you for your assistance.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn
Senior Counsel

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                       ----------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       -----------------------------------


                                                                  March 4, 2009



Dear Contract Owner or Participant:


         Enclosed you will find a Notice and Proxy Statement/Prospectus for a special meeting of contract owners of Lincoln National Variable Annuity Fund A ("Fund A") to be held on June 11, 2009. The special meeting will be held at 9:00 a.m., local time, at 1300 South Clinton Street, Fort Wayne, IN 46802. The following proposals will be considered and acted upon at the meeting:


     Proposal 1: To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of LVIP Delaware Growth and Income Fund, and to restructure Fund A into a unit investment trust.

     Proposal 2: To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         After reviewing this matter carefully, the Board of Managers of Fund A unanimously recommends that you vote "FOR" the proposals. Your vote is extremely important regardless of the number of votes that you hold. Please take a few minutes to review this material, cast your vote on the enclosed proxy and return it in the enclosed postage-paid envelope. Your prompt response is needed so that the necessary quorum and vote can be obtained. It is important that your vote be received prior to the special meeting.

         We appreciate your participation and prompt response in this matter, and thank you for your continued support.



                                    By Order of the Fund's Board of Managers



                                    Cynthia A. Rose

                                    Secretary

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                     -------------------------------

                           PROXY STATEMENT/PROSPECTUS
                     --------------------------------




         This Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies relating to the special meeting of contract owners of Lincoln National Variable Annuity Fund A. The special meeting will be held on June 11, 2009 at 9:00 a.m., local time, at 1300 South Clinton Street, Fort Wayne, IN 46802.


         The special meeting is for the purpose of considering and acting on the following matters:

         1. To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund ("LVIP G&I Fund"), a series of Lincoln Variable Insurance Products Trust, a mutual fund registered under the 1940 Act, in exchange for Standard Class shares of the LVIP G&I Fund, and to restructure Fund A as a unit investment trust.

         2. To consider and act upon such other business as may properly come before the special meeting or any adjournment(s) or postponement(s) thereof.


         After careful consideration, the Board of Managers of Fund A unanimously approved the proposals and recommends that contract owners vote "FOR" the proposals. The matters referred to above are discussed in detail in this Proxy Statement/Prospectus. The Board of Managers of Fund A has fixed the close of business on February 17, 2009 as the record date for determining contract owners entitled to notice of and to vote at the special meeting, and any adjournment thereof.


         Whether or not you plan to attend the special meeting, please complete, sign, and return the enclosed proxy promptly so that you will be represented at the special meeting. If you have returned a proxy and are present at the special meeting, you may change the vote specified in the proxy at that time. However, attendance at the special meeting, by itself, will not revoke a previously tendered proxy.


         The date of the first mailing of the proxy cards and this Proxy Statement/Prospectus by us will be on or about March 9, 2009. If you have any questions about the meeting, please feel free to call us at (800) 4LINCOLN 9454-6265).

         This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the LVIP G & I Fund that a prospective investor should know before investing. We recommend that you read this Proxy Statement/Prospectus in its entirety as the explanations will help you to decide how to vote on the Proposals. A Statement of Additional Information dated March 4, 2009, relating to this Proxy Statement/Prospectus and the reorganization is incorporated hereby by reference. If you would like a copy of this Statement of Additional Information, call (800)4LINCOLN (454-6265), or write the LVIP Trust at P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one promptly, free of charge.


Mutual fund shares are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

                              QUESTIONS AND ANSWERS

Q. Why am I receiving this Proxy Statement/Prospectus?

         You are receiving this Proxy Statement/prospectus because you own a contract or certificate issued by The Lincoln National Life Insurance Company ("Lincoln Life") and such contract or certificate was issued through Lincoln National Variable Annuity Fund A ("Fund A"), a separate account of Lincoln Life. Lincoln Life is a wholly-owned subsidiary of Lincoln National Corporation ("LNC").


         Because the contracts are no longer being sold, the asset base of Fund A has been declining over the years and will not increase substantially in the foreseeable future. Accordingly, the administration costs for Fund A cannot benefit from economies of scale. Further, Lincoln Life has been operating the LVIP G&I Fund, which has investment objectives and strategies substantially similar to those of Fund A, since June 15, 1981. The officers of Fund A ("Fund A Management") have determined that, rather than continuing to operate Fund A as an actively managed portfolio, it would be more efficient to restructure Fund A into unit investment trust ("New UIT"), which will invest in shares of the LVIP G&I Fund, a registered investment company. The contracts and certificates issued through the Lincoln Life separate account, currently Fund A, will remain in this separate account. What will change is the structure of the separate account as a New UIT.


         The reorganization is intended to eliminate duplication of costs and other inefficiencies to Lincoln Life arising from having two comparable investment vehicles operated by Lincoln Life. Also, the contract owners and participants are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. The larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts.

        Further, the end result of the reorganization will be an organizational structure for the contract owners and participants that is more common in the variable annuity industry than the current organization structure. All of Lincoln Life's other individual variable annuity products are structured with two tiers or levels; namely, the insurance company separate account purchases shares of mutual funds and those mutual funds hold diverse portfolios of investments. Currently, Fund A is a one-tier structure consisting of an insurance company separate account that invests directly in a diverse portfolio of investments. The Reorganization will move Fund A from a one-tier structure to the more common two-tiered structure.


         This Proxy Statement/Prospectus is soliciting the contract owners and participants of Fund A to approve the Agreement and Plan of Reorganization, which contemplates the transfer of all of the asset and liabilities of Fund A (other than insurance obligations such as death benefits, surrender benefits and annuity payments) to the LVIP G&I Fund in exchange for Standard Class shares of the LVIP G&I Fund having an aggregate value equal to the net asset value of Fund A, and the restructuring of Fund A into a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"), that will invest in Standard Class shares of the LVIP G&I Fund (the "Reorganization"). No sales charge will be imposed on the shares of the LVIP G&I Fund received by Fund A, the New UIT.


         You are being asked to approve the Reorganization Agreement and the related transactions. Because contract owners and participants of Fund A are being asked to approve a Reorganization that will result in their having an interest in shares of the LVIP G&I Fund, this document also serves as a Prospectus for the LVIP G&I Fund.

         Accompanying this Proxy Statement/Prospectus as Exhibit A is a copy of the Agreement and Plan of Reorganization pertaining to the transaction.

Q. How do the Funds differ?

         Fund A's investment objective is long-term growth of capital in relation to the changing value of the dollar. A secondary investment objective of Fund A is the production of current income. The LVIP G&I Fund's investment objective is to maximize long-term capital appreciation. The investment strategy of the LVIP G&I Fund also includes an income component. The LVIP G&I Fund typically invests in companies that have a long history of profit growth and dividend payment, which provide current income. Both Fund A and the LVIP G&I Fund are managed by the same sub-adviser, Delaware Management Company, a series of Delaware Management Business Trust, and the same portfolio management team. Fund A and the LVIP G&I Fund are managed using the same investment process, research, and proprietary technical models. As a result, the two Funds hold investments that are substantially the same. The primary difference in Fund A and the LVIP G&I Fund is that due to smaller asset flows into Fund A and Fund A's smaller size, its investments and the amounts of those investments may differ slightly from those that are held by the LVIP G&I Fund.


         Both Fund A and the LVIP G&I Fund are equity funds with a diversified portfolio. They primarily invest in stocks of large-sized U.S. companies. Both Funds benchmark their investment performance against the Russell 1000(R) Index, which consists of the 1,000 largest U.S. companies, based on total market capitalization, in the Russell 3000(R) Index. The Russell 3000(R) Index is a capitalization-weighted total return index, which is comprised of 3000 of the largest capitalized U.S. domiciled companies.


         Please see the section entitled "Principal Investment Strategies and Risks of Each Fund" in this Proxy Statement/Prospectus for a more detailed discussion of the similarities and difference in the investment objectives, policies and principal risks of Fund A and the LVIP G&I Fund.

Q. Will there be any tax consequences as a result of the merger?

         The Reorganization is being structured as a tax-free reorganization. See "Information About the Reorganization---Federal Income Tax Consequences."

Q. Will my vote make a difference?

         Your vote is important regardless of the number of shares attributable to your contract and/or qualified plan. To avoid the added cost of follow-up solicitations and possible adjournments, please take a few minutes to read the proxy statement/prospectus and provide your vote. It is important that your vote be received before the special meeting.

Q. Who will pay for the costs of the preparation, printing and mailing of this Proxy Statement/Prospectus?

         The Lincoln National Life Insurance Company, the issuer of the Contracts, has agreed to pay the costs of the Reorganization, which includes preparation of the Proxy Statement/Prospectus, printing and distributing proxy materials, legal fees, accounting fees, and expenses of holding the shareholder meeting. We do not anticipate any brokerage costs associated with repositioning Fund A's portfolio holdings as a result of the Reorganization.

Q. How does the Board recommend that I vote?

         The Board of Managers of the Fund recommends that you vote to APPROVE the Reorganization on behalf of the Fund.

Q. How do I give my voting instructions?


   ----------------------------------------------------------------------------

                                VOTING PROCEDURES
   ----------------------------------------------------------------------------
      Contract Owners/Participants are urged to designate their choice on the matter to be acted upon by using one of the following three methods:

   1.   BY INTERNET
   o    Read the Proxy Statement/Prospectus.
   o    Go to the voting link found on your proxy card.
   o    Follow the instructions using your proxy card as a guide.
   o (Do not mail the proxy card if you provide voting instructions by Internet.)

   2.   BY MAIL
   o    Read the Proxy Statement/Prospectus.
   o Date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

   3.   BY TELEPHONE
   o    Read the Proxy Statement/Prospectus.
   o    Call the toll-free number found on your proxy card.
   o    Follow the recorded instructions using your proxy card as card as a guide.
        (Do not mail the proxy card if you provide voting instructions by telephone.)
   -----------------------------------------------------------------------------

Q. Who do I call if I have questions?

         If you have any questions about the meeting or anything in this Proxy Statement/Prospectus, please feel free to call us toll free at (800) 4LINCOLN (454-6265).

Q. Is there any other information available to me?


         Fund A. The following documents have been filed with the Securities and Exchange Commission ("SEC") File Nos. 002-25618 and 002-26342): (i) the Prospectus of Fund A (Individual), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Prospectus of Fund A (Group), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (iii) the Statement of Additional Information for Fund A (Individual), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (iv) the Statement of Additional Information for Fund A (Group), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (v) the Annual Report for Fund A dated December 31, 2008; and (vi) the Semi-Annual Report for Fund A dated June 30, 2008.

         LVIP G&I Fund. The following documents have been filed with the SEC (SEC File Nos. 811-08090); (i) the Prospectus of the LVIP G&I Fund (Standard Class Shares), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Statement of Additional Information for the LVIP G&I Fund, dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (iii) the Annual Report for the LVIP G&I Fund, dated December 31, 2008; and (iv) the Semi-Annual Report for the LVIP G&I Fund, dated June 30, 2008.

         Copies of each of these documents, the Statement of Additional Information related to this Proxy Statement /Prospectus and any subsequently released shareholder reports are available upon request by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one free of charge. You can also access the Annual /Reports and Semi-Annual Reports and any subsequently released shareholder reports at:

          http://www.annuitycontent.lnc.com/LLsup/PDFLibrary/19875A.pdf

        http://www.annuitycontent.lnc.com/llsup/PDFLibrary/SAR-A-MF5.pdf


         Fund A and the LVIP G&I Fund are each subject to informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the "1940 Act"), and in accordance therewith, file reports and other information with the SEC. Accordingly, they must file proxy material, reports, and other information with the SEC. Such proxy material, reports, and other information filed by Fund A and the LVIP G&I Fund can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington, DC 20549. To learn more about this service, call the SEC at
(202) 551-8090. Copies of such materials can also be obtained at prescribed rates by electronic request at the following email address: publicinfo@sec.gov, or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, U.S. Securities and Exchange Commission, Washington, DC 20549-0102. Contract owners and participants may also obtain such information from the SEC's website at http://www.sec.gov.






                                                  TABLE OF CONTENTS
                                                                                                          Page

INTRODUCTION .............................................................................................1

         SUMMARY..........................................................................................  1

         How will the Reorganization affect me...........................................................1

         Will the Reorganization result in a change in Voting Procedures?................................2

         Why is the Reorganization being
         proposed?.................................................................... 3

         What are the key features of the Reorganization? ............................................3

         Will I have to pay any sales load, commission or other transaction fee in connection
         with the Reorganization? ........................................................................   4

         How does the Board of Managers recommend that I vote? ...............................  4

         What happens if the contract owners do not approve the Reorganization?................ 4

         How do the Funds' investment objectives, principal investment strategies and risks compare?. ................................................................................ 4

         How do the Funds' fees and expenses compare?..........................................................   4

         Who will be the investment adviser/sub-adviser of my Fund after the


          Reorganization?...................................................................
          8

         What will the advisory and sub-advisory fees be after the Reorganization?.............  8

         What will be the primary federal tax consequences of the Reorganization?.............  9

         Dividends and Distributions..................................................................... 9

         Shareholder Voting Rights...................................................................... .9

         Appraisal Rights.................................................................................... 9





                                                                                                       Page

DESCRIPTION OF CONTRACT FEATURES.......................................................  9

         General..............................................................................................    9

         Transfers between Accounts....................................................................  10

         Valuing the Contracts ...........................................................................  10

         Annuity Payouts .................................................................................   10

         Death Benefit ......................................................................................  11

         Surrendering the Contract....................................................................... 11

         Making Withdrawals from the Contract...................................................... 11

INFORMATION ABOUT THE REORGANIZATION.............................................  11

         Reasons for the Reorganization................................................................  11

         Board Considerations............................................................................  12

         Agreement and Plan or Reorganization....................................................... 13

         Description of the LVIP G&I Fund's Shares................................................ 14

         Federal Income Tax Consequences............................................................ 14

         Pro-Forma Capitalization........................................................................16

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES...........................16

         Investment Objectives of each Fund............................................................16

         Principal Investment Strategies and Risks of each Fund..................................17

         Principal Strategies..............................................................................  17

         Principal Risks.....................................................................................18

         Other Investment Strategies and Risks of Each Fund.....................................18

PURCHASE AND REDEMPTION OF FUND SHARES..........................................19

         Net Asset Value.................................................................................    19

         Share Classes....................................................................................    19





                                                                                                         Page

MORE INFORMATION ABOUT THE FUNDS..................................................... 20

         Management of the Funds......................................................................  20

         Manager of Managers...........................................................................  20

         Investment Adviser and Sub-Advisers.......................................................  20

         Distributions and Federal Income Tax Considerations...................................  22

         Certain Management Considerations.......................................................    22

GENERAL INFORMATION........................................................................       22

         Share Ownership................................................................................    22

         Voting Information.............................................................................    22

         Quorum Requirements/Votes Necessary to Approve Proposals......................    23

         Adjournment....................................................................................    24

         Other Business.................................................................................     24

         Contract Owner Proposals.................................................................. ...24

         Communications to the Board...............................................................   24

         Legal Matters....................................................................................  24

EXHIBIT A:  Agreement and Plan of Reorganization ...........................................  A-1

EXHIBIT B:  Management's Discussion of Fund Performance and
                 Financial Highlights .....................................................................B-1

EXHIBIT C:  Ownership of Shares as of Record Date..............................................C-1


24




                                  INTRODUCTION

                           -------------------------

                                   PROPOSAL 1
               To Approve an Agreement and Plan of Reorganization

                           --------------------------



                                     SUMMARY

         This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Proxy Statement/Prospectus and the Agreement and Plan of Reorganization, which is attached hereto as Exhibit A.

How will the Reorganization affect me?


         This Proxy Statement/Prospectus is soliciting contract owners and participants of Fund A, to approve a proposed reorganization of Fund A whereby
(1) the assets and liabilities of Fund A (other than liabilities associated with insurance obligations) will be transferred to the LVIP G&I Fund, a series of Lincoln Variable Insurance Products Trust, an open-end management investment company registered under the 1940 Act, in exchange for Standard Class shares of the LVIP G&I Fund and (2) Fund A will be restructured as a unit investment trust ("New UIT") under the Investment Company Act of 1940, as amended ("1940 Act") ("Reorganization"). If contract owners and participants approve the Reorganization, then immediately following the consummation of the Reorganization, each contract owner and participant will have an interest in the New UIT equal in value to that contract owner's or participant's interest in Fund A immediately prior to the Reorganization.


         The contract owners and participants are being asked to approve the Reorganization Agreement and the related transactions pursuant to which the Reorganization transaction would be accomplished. Because the contract owners and participants of Fund A are being asked to approve a Reorganization transaction that will result in them holding an interest in shares of the LVIP G&I Fund through their ownership of a Lincoln Life contract or certificate issued through Fund A, this document also serves as a Prospectus for the LVIP G&I Fund.


         Fund A is a separate account under Indiana insurance law that is registered as a management investment company under the Investment Company Act of 1940. The LVIP G&I Fund is a separate diversified series of the Lincoln Variable Insurance Products Trust, a Delaware statutory trust, which is registered as an open-end management investment company under the Investment Company Act of 1940 ("1940") Act. The investment objectives and strategies for Fund A are substantially similar to the investment objectives and strategies of the LVIP G&I Fund. Fund A and the LVIP G&I Fund have the same sub-adviser, Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, the same portfolio management team, and are managed in the same manner. The investment objectives of Fund A and the LVIP G&I Fund are fundamental and may not be changed without shareholder approval.


         The Reorganization is intended to eliminate duplication of costs and other inefficiencies to Lincoln Life from operating two comparable investment vehicles. Also, the contract owners and participants are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. The larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the investments for the contract owners and participants who select to have their contract value in the LVIP G&I Fund.

          Immediately after the Reorganization, each contract owner's interest in the New UIT will have a value identical to the value of the contract owners' interest in Fund A immediately before the Reorganization. Immediately after the Reorganization, each participant's interest in the New UIT will have a value identical to the value of the participant's interest in Fund A immediately before the Reorganization. The value of your variable annuity contract ("contract") or certificate will remain in the same Lincoln Life separate account, but that separate account, which has been reorganized into the New UIT, will invest in the LVIP G&I Fund following the Reorganization.


         There will be no change in the contracts or in the rights of contract owners under those contracts after the Reorganization. There will be no change in the certificates or in the rights of participants under those certificates after the Reorganization. Also, there will be no change in purchase or transfer privileges or surrender or withdrawal procedures. Insurance obligations under contracts or certificates issued by Lincoln Life (e.g., death benefits, surrender benefit, and annuity payments) and currently supported by the assets of Fund A will be supported by the assets of the New UIT after the reorganization. The total value of the accumulation or annuity units a contract owner or participant has in Fund A immediately prior to the Reorganization will be the same as the total value of the accumulation or annuity units the contract owner or participant will have in the New UIT immediately after the Reorganization.


         The current level of operating expenses for the LVIP G&I Fund are higher than the operating expenses of Fund A. However, if the Reorganization is approved, Lincoln Life will waive certain New UIT expenses (separate account expenses) to ensure that contract owners and participants do not incur aggregate contract or certificate expenses after the Reorganization that are higher than their pre-Reorganization aggregate contract or certificate expenses. Lincoln Life will effect this expense waiver by making adjustments, on a daily basis, in the New UIT expenses (separate account expenses) such that the sum of (a) the LVIP G&I Fund's net fund operating expense ratio (taking into account any expense waivers or reimbursements), calculated as of the end of the most recently ended semi-annual period, and (b) the New UIT's separate account expense ratio (i.e., asset-based fees and charges deducted on a daily basis from the New UIT assets and reflected in the calculations of the New UIT's unit value) will not exceed, on an annualized basis, the aggregate annual expense ratio for Fund A (i.e., total separate account expenses and annual fund operating expenses as a % of average daily net assets in Fund A) for fiscal year 2008. In the event that the sum of the LVIP G&I Fund's actual net fund operating expense ratio and the New UIT's separate account expense ratio for any semi-annual period, including the expense waiver, exceeds, on an annual basis, the aggregate annual expense ratio for Fund A for fiscal year 2008, Lincoln Life will, in the following semi-annual period, reimburse the New UIT an additional amount that is equal to the excess of the adjusted expenses previously paid by contract owners and participants during that most recently completed semi-annual period over those expenses that would have been paid assuming the aggregate annual expense ratio for Fund A for the year ended December 31, 2008.

         Lincoln Life's waiver obligation will continue for as long as there is any contract or certificate is in effect. The fee waiver will apply to all Fund A contract owners and participants, whether they had an interest in Fund A at the time of the Reorganization. Accordingly, officers of Fund A ("Fund A Management") is of the opinion that contract owners and participants will not be harmed by the Reorganization. See "Comparison of Fees and Expenses" and "Supplementary Financial Information" below.


 Will the Reorganization result in a change in Voting Procedures?

         Voting procedures will change after the Reorganization. Currently, the contract owners vote directly with respect to items affecting Fund A; in other words, contract owners are not required to instruct another party who votes on their behalf. After Fund A is restructured as a UIT, it will no longer have a Board of Managers. However, the LVIP G&I Fund has a Board of Trustees.

         If the Reorganization is approved, contract owners will vote indirectly by instructing Lincoln Life as to how to vote shares of the LVIP G&I Fund held by the New UIT. Contract owners will complete voting instruction cards as opposed to proxy cards. Lincoln Life will vote the shares in accordance with the shareholder instructions pursuant to the requirements of the Investment Company Act of 1940. Lincoln Life will vote the shares of the LVIP G&I Fund held by the New UIT for which instructions are not provided in proportion to the instructions received from contract owners. If the Reorganization is approved, participants will continue to vote indirectly by providing voting instructions to the contract owner.

         Fund A shares and shares of the LVIP G&I Fund have non-cumulative voting rights, which is typical. If you have cumulative voting rights for the election of Board members, you may vote all of your shares cumulatively. This means that you would have the right to give each Board nominee an equal number of votes or divide the votes among the nominees as you wish.

         See "Voting Information" and "Quorum Requirements/Votes Necessary to Approve Proposals."

Why is the Reorganization being proposed?

         The Reorganization is intended to eliminate duplication of costs and other inefficiencies to Lincoln Life arising from having two comparable investment vehicles offered by the LFG organization, as well as to assist in achieving economies of scale and increased investment opportunities for contract owners. Contract owners are also expected to benefit from the larger asset base that will result from the Reorganization. Further, the end result will be an organizational structure that is more common in the variable annuity industry than the current organization structure.

What are the key features of the Reorganization?

         The Reorganization Agreement sets forth the key features of the Reorganization. For a complete description of the Reorganization, see Exhibit A. The Reorganization Agreement generally provides for the following:
        o Fund A will transfer all of its assets to the LVIP G&I Fund. LVIP G&I Fund will assume Fund A's stated liabilities other than liabilities associated with insurance obligations that will be assumed by the New UIT.
        o  Fund A will be restructured as the New UIT. The New UIT will assume
           Fund A's stated liabilities associated with insurance obligations.
        o  The LVIP G&I Fund will issue Standard Class shares to be held by the
           New UIT in an amount equal to the value of the assets that the LVIP
           G&I Fund received from Fund A, less the liabilities LVIP G&I Fund assumes. Immediately after the Reorganization, your indirect interest in the LVIP G&I Fund will equal your previous direct interest in Fund A.
        o Contract owners will retain their same Lincoln Life contract and participants will retain their same certificate issued by Lincoln Life. The aggregate contract charges will not change for contract owners and participants. There will be no change in the value of your contract or certificate and no change in your benefits under your contract or certificate as a result of the Reorganization. The Reorganization also will not affect the features of the contracts; and
o The Reorganization should not result in adverse tax consequences to contract owners or participants.

Will I have to pay any sales load, commission or other transaction fee in connection with the Reorganization?

         Neither Fund A nor the contract owners of Fund A will pay any fees or charges in connection with the Reorganization. Lincoln Life will pay all costs and expenses associated with effecting the Reorganization.

How does the Board of Managers recommend that I vote?

         After careful consideration, the Board of Managers unanimously approved the proposed reorganization. The Board of Managers recommends that you vote "FOR" the proposed reorganization.

What happens if the contract owners do not approve the Reorganization?

         In the event that Contract Owners do not approve the Reorganization, Fund A will continue to operate as it is currently, and its Board of Managers will determine what further action, if any, to take.

How do the Funds' investment objectives, principal investment strategies and risks compare?

         Fund A's investment objective is long-term growth of capital in relation to the changing value of the dollar. A secondary investment objective of Fund A is the production of current income. The LVIP G&I Fund's investment objective is to maximize long-term capital appreciation. The investment strategy of the LVIP G&I Fund also includes an income component. The LVIP G&I Fund typically invests in companies that have a long history of profit growth and dividend payment, which provide current income. Accordingly, Fund A and the LVIP G&I Fund have substantially similar investment objectives.


         Fund A and the LVIP G&I Fund are each equity funds with diversified portfolios. They primarily invest in stocks of large-sized U.S. companies. Both funds benchmark their investment performance against the Russell 1000(R) Index, which consists of the 1,000 largest U.S. companies based on total market capitalization. Fund A and the LVIP G&I Fund have the same investment sub-adviser, Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, and the same portfolio management team. DMC manages Fund A and the LVIP G&I Fund using the same investment process, research and proprietary technical models. As a result, Fund A and the LVIP G&I Fund hold investments that are substantially similar.


         Because Fund A and the LVIP G&I Fund have substantially similar investment objectives and strategies and are managed by the same sub-adviser and portfolio management team in the same manner, these funds have substantially similar risks. Fund A and the LVIP G&I Fund are subject to market, industry and company risks. Also, Fund A and the LVIP G&I Fund are subject to the risk associated with medium-sized companies.

How do the Funds' fees and expenses compare?

         Fund A offers only one class of shares, while the LVIP G&I Fund offers two classes of shares, Standard Class and Service Class shares. After the Reorganization, the New UIT will be invested in the Standard Class shares of the LVIP G&I Fund. While contract owners and participants will not own the shares directly, contract owners and participants will have an indirect interest through their ownership of contracts or certificates, respectively, which are held in the New UIT. Contract owners and participants will not pay any initial or deferred sales charge in connection with the Reorganization.

         The following tables allow you to compare the various fees and expenses that you may pay for buying and holding shares of each of the Funds. The column entitled "New UIT and LVIP G&I Fund Standard Class (Pro-Forma)" shows what fees and expenses are estimated to be assuming the Reorganization takes place. The fees and expenses shown for the shares of Fund A and the LVIP G&I Fund as set forth in the following tables in the in examples are based on the expenses for the Fund A and the LVIP G&I Fund for the year ended December 31, 2008. The amounts for the "New UIT and LVIP G&I Fund Standard Class (Pro Forma)" set forth in the following table and in the examples are based on what the estimated expenses of the New UIT and LVIP G&I Fund would have been for the year ended December 31, 2008, after giving effect to the proposed Reorganization.





    ----------------------------------- ---------------------------- --------------- --------------------------
                                          Fund A (Individual and        LVIP G&I     New UIT and LVIP G&I Fund
                                                  Group)
                                                                                              Fund(3)
                                                                                              Standard
                                                                                              Class
                                                                                              (Pro
                                                                                              Forma)
    ----------------------------------- ---------------------------- --------------- --------------------------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
                                           Single       Periodic     Standard Class     Single      Periodic
                                          Premium        Premium                        Premium      Premium
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    -----------------------------------------------------------------------------------------------------------
    Contract Owner Fees
    -----------------------------------------------------------------------------------------------------------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Sales Charge (Load) Imposed on
    Purchases (as a % of purchase       2% + $50(1)       4.25%           N/A         2% + $50(1)     4.25%
    payments, as
    applicable)
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Administrative Expenses (as a %
    of purchase payments, as               $65(1)         1.00%           N/A           $65(1)        1.00%
    applicable)
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Minimum Death Benefit Rider, if
    elected (as a % of purchase           .75%(2)        .75%(2)          N/A           .75%(2)      .75%(2)
    payments)
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    -----------------------------------------------------------------------------------------------------------
    Separate Account Expenses (as a % of average daily net assets in the separate account)
    -----------------------------------------------------------------------------------------------------------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Mortality and Expense Risk Charge
                                           1.002%        1.002%           N/A           1.002%        1.002%
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    -----------------------------------------------------------------------------------------------------------
    Annual Fund Operating Expenses (as a % of average daily net assets in the separate account or fund, as applicable)
    -----------------------------------------------------------------------------------------------------------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Management Fees                        .323%          .323%           .34%           .34%          .34%
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Other Expenses                          N/A            N/A            .07%           .07%          .07%
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Total Annual Fund Operating
    Expenses                               .323%          .323%           .41%           .41%          .41%
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Total Separate Account Expenses
    and Annual Fund Operating              1.325%        1.325%           .41%          1.412%        1.412%
    Expenses (as a % of average daily
    net assets in the separate
    account or fund, as applicable)
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Less Expense Waiver (as a % of
    average daily net assets in the         N/A            N/A            N/A         (.087%)(4)    (.087%)(4)
    separate account)
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
    Net Separate Account Expenses and
    Annual Fund Operating Expenses         1.325%        1.325%           .41%          1.325%      1.325%
    ----------------------------------- ------------- -------------- --------------- -------------- -----------
      1   This charge is deducted at the time of purchase of the contract and is a one-time charge.


       (2) The minimum death benefit rider is no longer available for sale.
      (3) This column does not reflect any fees, expenses and withdrawal charges imposed by the variable annuity contracts for which the fund serves as an investment vehicle. If those fees and expenses had been included, your costs would be higher.
      (4) Lincoln Life has contractually agreed to waive certain New UIT expenses (separate account expenses) to the extent needed to ensure that the contract owners and participants do not incur aggregate contract or certificate expenses that are higher than their pre-Reorganization aggregate contract or certificate expenses. In this instance, the amount of the waiver would be (.087%). Lincoln Life may, in its discretion, waive additional amounts of the separate account expenses to account for fluctuations in the total annual fund operating expenses of the LVIP G&I
      Fund.

         Lincoln Life has contractually agreed to waive a portion of the New UIT's expenses (separate account expenses) to ensure that the contract owners and participants do not incur aggregate contract or certificate expenses after the Reorganization that are higher than their pre-Reorganization aggregate contract or certificate expenses. Lincoln Life will effect this expense waiver by making adjustments, on a daily basis, in the New UIT expenses (separate account expenses) such that the sum of (a) the LVIP G&I Fund's net fund operating expense ratio (taking into account any expense waivers or reimbursements), calculated as of the end of the most recently ended semi-annual period, and (b) the New UIT's separate account expense ratio (i.e., asset-based fees and charges deducted on a daily basis from the New UIT assets and reflected in the calculations of the New UIT's unit value) will not exceed, on an annualized basis, the aggregate annual expense ratio for Fund A (i.e., total separate account expenses and annual fund operating expenses as a % of average daily net assets in Fund A) for fiscal year 2008. In the event that the sum of the LVIP G&I Fund's actual net fund operating expense ratio and the New UIT's separate account expense ratio for any semi-annual period, including the expense waiver, exceeds, on an annual basis, the aggregate annual expense ratio for Fund A for fiscal year 2008, Lincoln Life will, in the following semi-annual period, reimburse the New UIT an additional amount that is equal to the excess of the adjusted expenses previously paid by contract owners and participants during that most recently completed semi-annual period over those expenses that would have been paid assuming the aggregate annual expense ratio for Fund A for the year ended December 31, 2008.


         Lincoln's Life waiver obligation will continue for as long as there is any contract or certificate in effect. The fee waiver will apply to all Fund A contract owners and participants, whether or not they had an interest in Fund A at the time of the Reorganization.


 EXAMPLES

         The examples are intended to show you the cost of investing in Fund A, the LVIP G&I Fund, and the New UIT and the LVIP G&I Fund (Pro Forma), assuming the Reorganization takes place. The examples assume that you redeem all of your interest or shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration purposes only, and your actual expenses may be greater or less than those shown.

         Whether or not a contract is annuitized or surrendered at the end of the applicable time period, an investor would pay the following expenses on a $10,000 investment, assuming a 5% annual return on assets:


                                              Lincoln National Variable Annuity Fund A*

                               One Year            Three Years            Five Years          Ten Years
                            ----------------     -----------------      ---------------    ----------------
  Single Premium                 $521                  $796                 $1,092             $1,931
  Periodic Premium               $728                  $997                 $1,287             $2,108
  *These examples assume that the minimum death benefit is in effect.  Without this benefit, expenses would be lower.  Premium taxes may also apply, although they do not appear in the examples.



                                                                LVIP G&I Fund*


                               One Year            Three Years            Five Years          Ten Years
  Standard Class                $42                    $132                  $230               $518
* The examples do not reflect any fees, expenses or withdrawal charges imposed by the variable annuity contracts for which the LVIP G&I Fund serves as an investment vehicle. If those fees and expenses had been included, your costs would be higher.







                                        New UIT and LVIP G&I Fund Standard Class (Pro Forma)*
                                        -----------------------------------------------------
                               One Year            Three Years            Five Years          Ten Years
                            ----------------     -----------------      ---------------    ----------------
  Single Premium                 $521                  $796                 $1,092             $1,931
  Periodic Premium               $728                  $997                 $1,287             $2,108
  *These examples reflect the separate account expenses (New UIT charges) with expense waivers for years one through ten.




Who will be the investment adviser/sub-adviser of my Fund after the Reorganization? What will the advisory and sub-advisory fees be after the Reorganization?


         Lincoln National Life Insurance Company ("Lincoln Life"), an SEC-registered investment adviser, serves as the investment adviser of Fund A. Lincoln Life is a direct subsidiary of Lincoln National Corporation and has its principal place of business at 1300 South Clinton Street, Fort Wayne, Indiana. Lincoln Life has engaged Delaware Management Company ("DMC"), a series of Delaware Management Business Trust ("DMBT"), to serve as sub-adviser and make the day-to-day investment decisions for Fund A. DMBT is registered with the SEC as an investment adviser and is located at 2005 Market Street, Philadelphia, Pennsylvania 19103. DMBT is a subsidiary of Delaware Management Holdings, Inc. ("DMHI"). DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.


         Lincoln Investment Advisors Corporation ("LIAC"), a direct subsidiary of Lincoln National Corporation, serves as the investment adviser for the LVIP G&I Fund. LIAC is registered with the SEC as an investment adviser and has its principal place of business at 1300 South Clinton Street, Fort Wayne, Indiana. LIAC has retained DMC to serve as LVIP G&I Fund's sub-adviser and to make the day-to-day investment decisions for the LVIP G&I Fund.


         The table shows the effective fee rate that Fund A and the LVIP G&I Fund paid to their respective advisers for calendar year 2008, and the fee that each adviser paid to DMC as the sub-adviser for calendar year 2008:


---------------------- ---------------- ------------------------------ --------------- ----------------------------
                                        Effective Fee Rate for                         Effective Fee Rate for
                                        Adviser                                        Sub-Adviser (annual rate
                                        (annual rate as a % of                         as a % of average daily
Fund                   Adviser          average daily net assets)      Sub-Adviser     net assets)
====================== ================ ============================== =============== ============================
Fund A                 Lincoln Life     0.323%                         DMC             0.20%
---------------------- ---------------- ------------------------------ --------------- ----------------------------
---------------------- ---------------- ------------------------------ --------------- ----------------------------
LVIP G&I Fund          LIAC             0.34%(1)                       DMC             0.20%
---------------------- ---------------- ------------------------------ --------------- ----------------------------
(1) The management fee for the LVIP G&I Fund is calculated using the following percentages of average daily net assets of the fund: .48% of the first $200 million; .40% of the next $200 million; and .30% of the excess over $400 million.

What will be the primary federal tax consequences of the Reorganization?

         The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes. Assuming the Reorganization qualifies for such treatment and each contract owners' variable annuity contract is treated as a variable annuity for federal income tax purposes, each contract owner will not recognize taxable income as a result of the Reorganization. As a condition to the closing of the Reorganization, Fund A will receive an opinion of counsel to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. You should separately consider any state, local and other tax consequences in consultation with your tax advisor. Opinions of counsel are not binding on the Internal Revenue Service or the courts.

Dividends and Distributions

         Fund A and the LVIP G&I Fund both declare and pay dividends from net investment income and net realized capital gains each year to their shareholders. A fund may distribute net realized capital gains only once a year. As described in more detail in "More Information About the Funds---Distributions" below, all dividends and distributions are reinvested automatically in additional shares of the same class of the respective fund at net asset value.

Shareholder Voting Rights

         Fund A does not generally hold annual meetings of its contract owners. Neither does the LVIP G&I Fund hold annual shareholder meetings. The 1940 Act requires that a shareholder meeting be called for the purpose of electing Managers/Trustees at such time as less than a majority of Managers/Trustees holding office have been elected by shareholders. Meetings of the shareholders may be called at any time by the Board of Managers/Trustees or by the chairperson of the Board or by the President of the Trust/Fund. To the extent required by the 1940 Act, meetings of the shareholders for the purpose of voting on the removal of any Trustees shall be called promptly by the Trustees upon the written request of shareholders holding at least 10% of the outstanding shares of the Trust entitled to vote.

Appraisal Rights

         Under the laws of the State of Indiana, the contract owners of Fund A do not have appraisal rights in connection with a combination or acquisition of the assets of another fund. Under the laws of the State of Delaware, shareholders of the LVIP G&I Fund do not have appraisal rights in connection with a combination of acquisition of the assets of another fund.

                        DESCRIPTION OF CONTRACT FEATURES

         The following presents a brief description of contract features. These features will not change as a result of the reorganization. Greater detail regarding the contracts is provided in the prospectuses for Fund A, which are incorporated by reference into this Proxy Statement/Prospectus.

General

         Fund A Individual contracts are individual variable annuity contracts for use primarily with certain nonqualified plans and qualified retirement plans. Fund A Group contracts are group variable annuity contracts for use primarily with certain nonqualified plans and qualified retirement plans. The contracts are no longer being offered for sale, but additional payments may be made on certain outstanding contracts. The contracts are either single payment contracts under which no additional payments may be made or deferred contracts under which additional payments may be made.


o Fund A Individual contracts and Fund A Group contracts were available as single payment immediate annuities.

o Fund A Individual contracts and Fund A Group contracts were also available as deferred annuities that could be purchased with either a single payment or periodic payments. Periodic purchase payments are payable to Lincoln Life at a frequency and in an amount the contract owner or participant selected in the application. Subject to these restrictions, periodic payments are completely flexible.

o Fund A Group contracts were available as group annuities under which payments were allocated to the accounts of individual participants who each received a certificate which summarized the provisions of the group contracts. Fund A Group contracts were also available as group variable annuity deposit administration contracts, designed for use with defined benefit plans and defined benefit H.R.-10 plans.


Transfers between Accounts


         Both Fund A Individual contracts and Fund A Group contracts provide that the contract owner can transfer all or any part of the contract value from Fund A to the fixed side of the contract, subject to certain restrictions. The contract owner may also transfer all or any part of the contract value from the fixed side of the contract to Fund A, subject to certain restrictions. When the participant is not the contract owner, the ability to transfer between accounts is subject to the restrictions established by the contract owner.


Valuing the Contracts


         Lincoln Life measures the value of the contracts or certificates by valuing accumulation units before annuity payouts begin and valuing annuity units after annuity payouts begin. Currently Lincoln Life values these units each business day at the close of trading on the New York Stock Exchange. On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.


Annuity Payouts


         Under both Fund A Individual contracts and Fund A Group contracts and certificates, contract owners and participants can elect annuity payouts in monthly, quarterly, semiannual or annual installments. Depending upon the terms of the contract or certificate or plan, a contract owner or participant may select from various annuity payout options, which include:


o Payouts Guaranteed for Designated Period: payouts are made for a guaranteed period of usually ten or twenty years (certain restrictions apply to contracts issued in connection with a 403(b) plan);
o Life Annuity with Payouts Guaranteed for Designated Period: payouts are made for a guaranteed period of usually ten, fifteen or twenty years and then continued throughout the lifetime of the annuitant;
o Unit Refund Life Annuity: payouts are made during the lifetime of the annuitant with the guarantee that a payout based on the value of annuity units will be made upon death (not available as a fixed payout);
o Payouts Guaranteed for Designated Amount: periodic payouts of a designated amount until the proceeds are exhausted (not available to contracts issued in connection with a 403(b) plan) (not available as a fixed payout);
o Interest Income: payouts are left on deposit with Lincoln Life, subject to withdrawal upon demand, with the interest being paid out at a frequency chosen by the contract owner (not available for Fund A Group contracts) (not available to contracts issued in connection with a 403(b) plan) (not available as a variable payout);
o Annuity Settlement: payouts are made in the form provided by any single payment immediate annuity contract on the date the proceeds become payable;
o Life Annuity: periodic payouts are made during the lifetime of the annuitant and end with the last payout before the death of the annuitant;
o Joint Life Annuity: periodic payouts are made during the joint lifetime of the annuitant and a designated joint annuitant, with payouts continuing throughout the life of the survivor;
o Joint Life and Two Thirds Survivor: periodic payouts are made during the joint lifetime of the annuitant and a designated joint annuitant, with the survivor receiving two-thirds of the periodic payout made when both were alive.


The annuity payout may be used to provide fixed dollar or variable payments, unless otherwise noted in the contract, certificate or plan.


Death Benefit


         Under Fund A Individual contracts and Fund A Group contracts and certificates, a death benefit will be paid if the contract owner (or joint owner), participant or annuitant dies prior to the date that annuity payments begin. The death benefit will be equal to the contract value.

         Contract owners could elect a minimum death benefit. Participants who are not contract owners may elect a minimum death benefit if permitted by the contract owner. If the election has been made, the death benefit for a contract owner or participant shall be equal to the greater of the contract or account value or the minimum death benefit. The minimum death benefit is equal to the total purchase payments minus any withdrawals, partial annuitizations, premium taxes incurred and rider premiums.


Surrendering the Contract


         A Fund A Individual contract owner or Fund A Group contract owner may surrender all or part of his or her contract or certificate any time before the annuity payout starting date. Contracts or certificates issued in connection with qualified plans, including H.R.-10 plans and tax-deferred annuity plans may have certain limitations on surrenders imposed by the plan. There is no surrender charge for either partial or full surrenders.


Making Withdrawals from the Contract


         A Fund A Individual contract owner or Fund A Group contract owner may withdraw a portion of the contract value upon written request. The amount available for withdrawal is the contract value at the end of the valuation period during which the written request for withdrawal is received by Lincoln Life. Contracts or certificates issued in connection with qualified plans, including H.R.-10 plans and tax-deferred annuity plans may have certain early withdrawal limitations imposed by the plan.



                      INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization

         The Reorganization is being proposed due to a declining asset base in Fund A and, with no new contracts being sold, the inability of contract owners to benefit from economies of scale. The Reorganization is intended to eliminate duplication of costs and other inefficiencies to Lincoln Life from operating two comparable investment vehicles---namely, Fund A and the LVIP G&I Fund.


         Contract owners of Fund A are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. As of December 31, 2008, the net assets of Fund A were $40,221,697. By comparison, the net assets of the LVIP G&I Fund as of that date were $1,038,493,544. Management of Fund A anticipates that the larger asset base of the LVIP G&I Fund will increase investment opportunities and broaden diversification of the investments for the contract owners and participants who select to have their contract value in the LVIP G&I Fund.


Board Considerations

         At the December 9, 2008 meeting of the Board of Managers of Fund A, Fund A Management presented the Reorganization to the Board of Managers, with supporting materials prepared by Fund A Management regarding the reasons for the proposal and details regarding the Reorganization. Fund A Management stated that the Reorganization was being proposed due to the declining assets of Fund A and that the Lincoln National Life Insurance Company ("Lincoln Life") had not issued new contracts under Fund A for more than ten years. Therefore, the asset base of Fund A will not increase substantially in the foreseeable future, and Fund A cannot benefit from economies of scale. Fund A Management explained that the LVIP G&I Fund was proposed as the acquiring fund, because of its similarity to Fund A in terms of investment objective, strategy and policies, and because it was currently managed by the same sub-adviser with the same portfolio management team as Fund A. Fund A Management believes that the larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts and would provide the potential for shareholders to benefit from economies of scale in a larger fund. Lincoln Life also expects to experience savings of approximately $90,000 per year as a result of the Reorganization, due to elimination of duplicate costs to Lincoln Life for printing expenses, audit fees, fidelity bond premiums, Board of Manager fees and bank fees.

         All of the Managers who are not "interested persons" (as such term is defined in the 1940 Act) (the "Independent Managers") met separately with their independent legal counsel to review and consider the proposal, information about Fund A and the LVIP G&I Fund, and the proposed Reorganization and the supporting materials provided. Among other matters, independent legal counsel advised the Independent Managers of the findings that would need to be made by the Board under Rule 17a-8 under the 1940 Act to approve the merger of affiliated funds. The Independent Managers noted the representation by Fund A Management that the interests of the contract owners and participants of Fund A would not be diluted as a result of the Reorganization.

         The Independent Managers reported their findings to the Board of Managers of Fund A, and the other Manager, who is an "interested person" (as such term is defined in the 1940 Act) adopted the considerations and conclusions of the Independent Managers. In reviewing the Reorganization, based on information provided to them by Fund A Management, the Board considered a number of factors, including:

o that the interests of the contract owners and participants following the Reorganization would not materially differ from their interests prior to the Reorganization. Immediately after the Reorganization, the value of each contract and certificate would be allocated to the same separate account and that separate account would invest in the LVIP G&I Fund;

o Fund A Management's representation that the larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts and certificates;

o the similarity of the LVIP G&I Fund's investment objective, strategy and policies, and past performance to Fund A's investment objective, strategy and policies, and past performance;

o that Fund A and the LVIP G&I Fund were both sub-advised by Delaware Management Company and had the same portfolio management team;

o that the Reorganization would result in significant cost savings to Lincoln Life, as described above, with no increase in total expenses to the contract owners or participants anticipated;

o that Lincoln Life has agreed to pay all costs and expenses associated with effective the Reorganization;

o that Lincoln Life has agreed to limit the New UIT's expenses to ensure that the contract owners and participants do not incur aggregate contract or certificate expenses that are higher than their pre-Reorganization aggregate contract or certificate expenses; and

o that the Reorganization has been structured as a tax free transaction for federal income tax purposes.

      Based on all of the foregoing, the Board of Managers determined on December 9 that: (1) participation in the Reorganization was in the best interests of Fund A; and (2) the interests of existing contract owners and participants of the Fund A would not be diluted as a result of the Reorganization. On that date, the Board approved the Reorganization with respect to the Fund A.


Agreement and Plan of Reorganization

         To effect the Reorganization, the assets and liabilities of Fund A (other than liabilities relating to insurance obligations such as death benefits, surrender benefits and annuity payments) will be used to purchase Standard Class shares of the LVIP G&I Fund. The date that the assets and liabilities of Fund A will be valued for purposes of the Reorganization will be after the close of business on the closing date, which is a date to be mutually agreed upon by all of the parties to the Reorganization Agreement. If the Reorganization is approved, the closing is expected to occur in the second quarter of 2009. After the Reorganization, Fund A will no longer hold securities and other instruments directly; instead, Fund A, which will be restructured as a unit investment trust ("New UIT"), will hold similar investments indirectly through the intermediate vehicle of the LVIP G&I Fund. When Fund A is restructured as a unit investment trust, it will no longer be registered as a management investment company under the 1940 Act.

         The LVIP G&I Fund will issue Standard Class shares to the New UIT in an amount equal to the value of the assets that the LVIP G&I Fund receives from Fund A, less Fund A's liabilities (other that liabilities relating to insurance obligations that will be assumed by the New UIT) assumed by the LVIP G&I Fund in the transaction. As a result, the New UIT will become a shareholder of the LVIP G&I Fund. Accumulation or annuity units a contract owner or participant had in Fund A prior to the Reorganization, will, as part of the Reorganization, be allocated to the New UIT investing in the LVIP G&I Fund. The total value of the accumulation or annuity units a contract owner has in Fund A immediately prior to the Reorganization will be the same as the total value of the accumulation or annuity units the same contract owner will have in the New UIT immediately after the Reorganization. The total value of the accumulation or annuity units a participant has in Fund A immediately prior to the Reorganization will be the same as the total value of the accumulation or annuity units the same participant will have in the New UIT immediately after the Reorganization.

         More information on the Reorganization is contained in the Reorganization Plan attached to this Proxy Statement/Prospectus as Exhibit A. Approval of the Reorganization by contract owners and participants is a prerequisite to the implementation of the Reorganization. The Reorganization may be postponed or canceled for any reason with the consent of the parties to the Reorganization Plan.


            THE BOARD, INCLUDING ALL OF THE INDEPENDENT MANAGERS, HAS UNANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION PLAN.


Description of the LVIP G&I Fund's Shares

         The New UIT will receive shares of the LVIP G&I Fund in accordance with the procedures provided for in the Reorganization Agreement. Each such share will be fully paid and non-assessable when issued, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholders for more money, respectively. Full and fractional Standard Class shares of the LVIP G&I Fund will be issued to the New UIT in accordance with the procedures detailed in the Reorganization Agreement. The LVIP G&I Fund will not issue share certificates; rather, the ownership of the shares will be recorded on the books of the LVIP G&I Fund. The shares of the LVIP G&I Fund issued to the New UIT will have no pre-emptive or conversion rights.

Federal Income Tax Consequences

         Lincoln Life does not believe that the Reorganization will result in the realization of taxable income or loss to Lincoln Life, Fund A, or Lincoln Variable Insurance Products Trust. Lincoln Life also does not believe that the Reorganization will result in tax consequences to contract owners or participants. The Reorganization itself will not result in a distribution from contracts currently supported by Fund A that would give rise to taxable income to contract owners or participants.

         The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Internal Revenue Code of 1984 (the "Code). As a condition to the closing of the Reorganization, Lincoln Life, Fund A, and LVIP G&I Fund will receive an opinion from the law firm of Dechert LLP to the effect that, on the basis of the existing provisions of the Code., U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations made by the Funds, for federal income tax purposes, upon consummation of the Reorganization:


         (1) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the restructuring of Fund A as a New UIT;

         (2) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the transfer of Fund A's assets to LVIP G&I Fund in exchange for shares of the LVIP G&I Fund and the assumption by the LVIP G&I Fund of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UIT);

         (3) The LVIP G&I Fund's basis in Fund A's assets received will be the same as Lincoln Life's basis in those assets immediately prior to the Reorganization;

         (4) The LVIP G&I Fund's holding period for the transferred assets will include Lincoln Life's holding period therefore;

         (5) No gain or loss will be recognized by the LVIP G&I Fund upon the receipt of Fund A's assets solely in exchange for the issuance of LVIP G&I Fund's shares and the assumption of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UITs);

         (6) No gain or loss will be recognized by the contract owners or participants as a result of the Reorganization;

         (7) Lincoln Life's aggregate basis in the shares of the LVIP G&I Fund received in the Reorganization will be the same as the aggregate adjusted basis of the assets surrendered in exchange there for reduced by the amount of any liabilities of Fund A assumed by the LVIP G&I Fund; and

         (8) Lincoln Life's holding period in the shares of the LVIP G&I Fund received in the Reorganization will include its holding period for the assets surrendered in exchange therefore, provided that at the time of the exchange, such assets were held as capital assets.

         The LVIP G&I Fund's utilization after the Reorganization of any pre-Reorganization losses realized by Fund A to offset gains realized by the LVIP G&I Fund could be subject to limitation in future years.

Pro-Forma Capitalization

         The following table sets forth the capitalization of the of Fund A and the LVIP G&I Fund as of December 31, 2008 and the capitalization of the LVIP G&I Fund on a pro-forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.

                            Capitalization of Fund A,
                                LVIP G&I Fund and
                            LVIP G&I Fund (Pro Forma)
                      (as of December 31, 2008) (Unaudited)


                                                          LVIP G&I Fund                            LVIP G&I Fund (Pro
                                       Fund A                                   Adjustments              Forma)
                                  ------------------    -------------------    ---------------    ---------------------
                                  ------------------    -------------------    ---------------    ---------------------
Net Assets
         Standard Class           $     40,221,697            $993,796,589            $     -           $1,034,018,286
         Service Class                          ---            44,696,955                   -               44,696,955
                                  ------------------    -------------------    ---------------    ---------------------
                                  ------------------    -------------------    ---------------    ---------------------
Total Net Assets                  $                     $1,038,493,544                $     -           $1,078,715,241
                                  40,221,697
                                  ==================    ===================    ===============    =====================
                                  ==================    ===================    ===============    =====================



Net Asset Value Per Unit or
Share
         Standard Class                $  14.485(1)             $   20.972                                 $    20.972
         Service Class                                          $   20.963                                 $    20.963


Units/Shares Outstanding
         Standard Class                2,776,797(2)             47,386,242       (858,945)(3)               49,304,094
         Service Class                                           2,132,135              -                    2,132,135
                                  ------------------    -------------------    ---------------    ---------------------
                                  ------------------    -------------------    ---------------    ---------------------
Total Shares Outstanding                                       49,518,377          (858,945)                51,436,229
                                  =======               =================      ==============     ===       ==========
                                  2,776,797(2)


(1)Unit Value.  Fund A has only one class of shares.
(2)Units outstanding.  Fund A has only one class of shares.
(3)Reflects change in shares outstanding due to issuance of Standard Class shares of the LVIP G&I Fund in exchange for units of Fund A based upon the net asset value of the LVIP G&I Fund's Standard Class shares on December 31, 2008.


The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.



                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion comparing investment objectives, policies and restrictions of the Fund A and the LVIP G&I Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions set forth in each of the prospectuses of the Fund A and the LVIP G&I Fund, dated April 30, 2008.

Investment Objectives of each Fund

         The Fund A's investment objective is long-term growth of capital in relation to the changing value of the dollar. A secondary investment objective of Fund A is the production of current income. The LVIP G&I Fund's investment objective is to maximize long-term capital appreciation. The investment strategy of the LVIP G&I Fund also includes an income component. The LVIP G&I Fund typically invests in companies that have a long history of profit growth and dividend payment, which provide current income. Accordingly, Fund A and the LVIP G&I Fund have substantially similar investment objectives.

Principal Investment Strategies and Risks of each Fund

Principal Strategies

         Fund A and the LVIP G&I Fund have substantially similar investment objectives and investment strategies. Fund A and the LVIP G&I Fund have the same sub-adviser, Delaware Management Company, and the same portfolio management team. DMC manages Fund A and the LVIP G&I Fund in the same manner, using the same investment process, research, and proprietary technical models. As a result, the Funds hold investments that are substantially the same. Due to smaller asset flows into Fund A and Fund A's smaller size, Fund A's investments and the amounts of those investments may differ slightly from those that are held by the LVIP G&I Fund.


         Both Fund A and the LVIP G&I Fund pursue their objectives by investing in a diversified portfolio of stocks primarily of large-sized U.S. companies with market capitalizations, at the time of purchase, similar to the market capitalizations of the companies in the Russell 1000(R) Index. The Russell 1000(R) Index represents the largest 1000 companies in the Russell 3000(R) Index. The Russell 3000(R) Index is a capitalization-weighted total return index, which is comprised of 3000 of the largest capitalized U.S. domiciled companies.

         For both Fund A and the LVIP G&I Fund, DMC places some emphasis on medium-sized companies, which are companies that have capitalizations similar to the market capitalizations of the companies in the Russell Mid-Cap(R) Index. As of December 31, 2008, the cap range for the companies in the Russell Mid-Cap(R) index is $3.06 billion to $9.96 billion.


         Fund A's and the LVIP G&I Fund's management style focuses on seeking growth companies at a reasonable price by blending:

o A growth oriented management style, which seeks companies with earnings and/or revenues that are growing equal to or faster than the industry average; and
o A value oriented management style, which seeks companies within an industry with current stock prices that do not reflect the stocks' perceived true worth.

         More specifically, Fund A and the LVIP G&I Fund seek to invest in companies believed to:

o Show earnings growth equal to or greater than the average expected growth rate of the companies in the same industry; and
o Be undervalued in the market relative to the companies' industry peers.

        The companies sought typically have:

o A long history of profit growth and dividend payment; and o A reputation for quality management, products and service.

         DMC, the sub-adviser, has access to research and proprietary technical models and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities. Fund A's and the LVIP G&I Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize each Fund's expected return while maintaining risk, style and capitalization characteristics similar to those of securities in the Russell 1000(R) Index.

Principal Risks

         As stated above, Fund A and the LVIP G&I Fund have substantially similar investment objectives and strategies. Fund A and the LVIP G&I Fund are each managed by the same sub-adviser, DMC, and the same portfolio management team, who manages Fund A and the LVIP G&I Fund in the same manner. DMC uses the same investment process, research and proprietary technical models to manage Fund A and the LVIP G&I Fund. As a result, Fund A and the LVIP G&I Fund hold investments that are substantially the same, and accordingly, Fund A and the LVIP G&I Fund are subject to substantially similar risks.

         A principal risk of investing in Fund A and the LVIP G&I Fund involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of a Fund's stock investments and, therefore, the value of the Fund's shares held under your contract to fluctuate, and you could lose money.

         Fund A and the LVIP G&I Fund are also subject to market, industry and company risk. Market risk is the risk that all or a majority of the securities in a certain market --- like the stock or bond market --- will decline in value because of economic conditions, future expectations, or investor confidence. Industry risk is the risk that the value of securities in a particular industry will decline because of changing expectations for the performance of that industry. Company risk is the risk that the value of an individual stock will decline because of changing expectations for the performance of the individual company issuing the stock.

         Another principal risk of investing in Fund A and the LVIP G&I Fund is the risk associated with medium-sized companies. Medium-sized companies, which are not as well-established as large-sized companies, may react more severely to market conditions and suffer more from economic, political and regulatory developments. The value of securities of medium sized, less well-know companies, can be more volatile than that of relatively larger companies.

Other Investment Strategies and Risks of Each Fund
 (other than Principal Strategies and Risks)


         Fund A and the LVIP G&I Fund may also use other investment strategies, to a lesser degree, to pursue their investment objectives. Each Fund's Statement of Additional Information ("SAI") describes these other investment strategies and the risks involved.


         In response to market, economic, political or other conditions, Fund A and the LVIP G&I Fund may use temporarily different investment strategies for defensive purposes. If either Fund does so, different factors could affect the Fund's performance and the Fund may not achieve its investment objective.

                     PURCHASE AND REDEMPTION OF FUND SHARES


Net Asset Value

         Each Fund determines its net asset value per share ("NAV") as of close of regular trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange ("NYSE") on each day the NYSE is open for trading. Each Fund determines its NAV by:

o Adding the values of all securities investments and other assets; o Subtracting liabilities (including dividends payable); and o Dividing by the number of shares outstanding.

         A Fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the Fund's NAV may fluctuate on days when you do not have access to the Fund to purchase or redeem shares.

         Each Fund typically values its securities investments as follows:

o Equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the average of readily available closing bid and asked prices on exchanges or over-the-counter;
o Debt securities, at the price established by an independent pricing service, which is believed to reflect the fair value of these securities; and
o Fixed income securities with a maturity of less than sixty days are priced at amortized cost.

         In certain circumstances, a Fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Funds' Board of Trustees. When a Fund uses fair value pricing, it may take into account any factors it deems appropriate. A Fund may determine fair value based upon developments related to a specific security, current valuations of foreign stock indices (as reflected in U.S. futures markets) and/or U.S. sector or broader stock market indices. The price of securities used by a Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

         The Funds anticipate using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A Fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the Fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a Fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

Share Classes

         The LVIP G&I Fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan.

         As part of the Reorganization, the LVIP G&I Fund will issue Standard Class shares to be held by the New UIT in an amount equal to the value of the assets that the LVIP G&I Fund received from Fund A, less the liabilities the LVIP G&I Fund assumes. Following the Reorganization, Contract Owners will have an indirect interest in LVIP G&I Fund Standard Class shares.

                        MORE INFORMATION ABOUT THE FUNDS

Management of the Funds

         Fund A's and the LVIP G&I Fund's business and affairs are managed under the direction of their Board of Managers and Board of Trustees, respectively. The Board of Managers and the Board of Trustees have the power to amend their Funds' bylaws, to declare and pay dividends, and to exercise all the powers of the Funds, except those granted to the contractholders/shareholders.

Manager of Managers.

         The LVIP G&I Fund has obtained an exemptive order from the SEC that permits the Fund to employ a "manager of managers" structure ("Multi-Manager Order"). Pursuant to the Multi-Manager Order, LIAC will be permitted to enter into and materially amend a sub-advisory agreement with a sub-adviser without shareholder approval. The Multi-Manager Order applies to, among other situations, the replacement of a sub-adviser whose sub-advisory agreement has terminated as a result of an "assignment" of the agreement. When a new sub-adviser is retained, the Multi-Manager Order requires that the shareholders be furnished with the information about the new sub-adviser that would be contained in a proxy statement. LIAC may not enter into a sub-advisory agreement with an "affiliated person" of LIAC (as that term is defined in Section 2(a)(3) of the 1940 Act) unless the sub-advisory agreement with the affiliated sub-adviser, including compensation thereunder, is approved by the affected fund's shareholders.

         The Multi-Manager Order also permits a fund of the Trust to employ two or more sub-advisers at the same time. The Trust's Board of Trustees must continue to approve the Fund entering into or renewing any sub-advisory agreement.

Investment Adviser and Sub-Advisers.

         LIAC - Lincoln Investment Advisors Corporation--is the current investment adviser to the LVIP G&I Fund. LIAC, a wholly-owned subsidiary of Lincoln National Corporation, is a Tennessee corporation registered with the SEC as an investment adviser. LIAC is responsible for overall management of the LVIP G&I Fund's securities investments, and provides investment advisory services to other affiliated mutual funds. LIAC principal place of business is at 1300 S. Clinton Street, Fort Wayne, Indiana 46802. LIAC or its predecessors has served as an investment adviser to mutual funds for over thirty years.


         LIAC has engaged Delaware Management Company ("DMC") , a series of Delaware Management Business Trust ("DMBT"), to serve as the LVIP G&I Fund's sub-adviser and to make the day-to-day investment decisions for the LVIP G&I Fund. DMC is paid out of the fees the LVIP G&I Fund pays to LIAC. DMBT, which is located at 2005 Market Street, Philadelphia, Pennsylvania 19103, is registered with the SEC as an investment adviser and is a subsidiary of Delaware Management Holdings, Inc. ("DMHI"). DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.



         For further information about Fund A's investment adviser and sub-adviser, please see "Who will be the investment adviser/sub-adviser of my Fund after the Reorganization? What will the advisory and sub-advisory fees be after the Reorganization?" above and the prospectuses for Fund A.

         The following chart lists the LVIP G&I Fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser, and portfolio manager. The Fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Fund.

-------------------- -----------------------------------------------------------
LVIP G&I Fund        Adviser:  LIAC (aggregate advisory fee paid for fiscal year ended December 31, 2008 was 0. 34 % of the Fund's average net assets).


                     Sub-Adviser: DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2008, DMC and its affiliates were managing over $115 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust ("DMBT"), a Delaware statutory trust that is an SEC-registered investment adviser. DMBT's address is 2005 Market Street Philadelphia, PA 19103. DMBT is an indirect subsidiary of Lincoln National Corporation.


                     Portfolio Managers: A team consisting of Francis X. Morris, Christopher S. Adams, Michael S. Morris and Donald G. Padilla is responsible for managing the process which determines the timing and the amount of the investments in each category. This team is also responsible for managing the stock category of the fund. Mr. Francis Morris, Senior Vice President and Chief Investment Officer, Core Equity, served as vice president and director of equity research at PNC Asset Management prior to joining Delaware Investments in 1997. He received a bachelor's degree from Providence College and holds an MBA from Widener University. Mr. Adams, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1995. Prior to joining Delaware Investments, Mr. Adams had approximately ten years of experience in the financial services industry in the U.S. and U.K., including positions with Coopers & Lybrand, The Sumitomo Bank, Bank of America, and Lloyds Bank. He is a graduate of Oxford University and received an MBA from The Wharton School of Business at the University of Pennsylvania. Mr. Michael Morris, Vice President/Portfolio Manager and Senior Equity Analyst, served as senior equity analyst at Newbold Asset Management prior to joining Delaware Investments in 1999. He earned his bachelor's degree from Indiana University and an MBA from The Wharton School of the University of Pennsylvania. Mr. Padilla, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1994 as an assistant controller. Prior to joining Delaware investments, Mr. Padilla held various positions at The Vanguard Group. He holds a bachelor's degree from Lehigh University. Mr. Adams, Mr. Michael Morris and Mr. Padilla are CFA charterholders.
-------------------- -----------------------------------------------------------

         A fund using a sub-adviser may have a name, investment objective and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different sizes.


         A discussion regarding the basis for the Board of Trustees' approval of the investment advisory and sub-advisory contracts for the LVIP G&I Fund is available in the annual report to shareholders for the twelve month period ended December 31, 2008.



Distributions and Federal Income Tax Considerations

         The LVIP G&I Fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The Fund may distribute net realized gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional Fund shares of the same class of the Fund at no charge.

         Since all of the shares of the LVIP G&I Fund will be owned directly or indirectly by insurance companies, except where specifically stated, this Proxy Statement/Prospectus does not discuss the federal income tax consequences at the Contract Owner level. For information concerning the federal income tax consequences to Contract Owners, see the prospectus for the variable account.

Certain Management Considerations


         The LVIP G&I Fund may accept investments from the Lincoln Profile Funds, separate investment series of the Trust that operate as "fund of funds." From time to time, the Lincoln Profile Funds may change the allocations of or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the LVIP G&I Fund, this action may cause the LVIP G&I Fund to experience large purchases of its shares and large inflows into the Fund. Similarly, the Lincoln Profile Funds may decrease their holdings in the LVIP G&I Fund, and this action may cause the Fund to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Fund's portfolio management. For example, the Fund may be required to sell securities or invest cash at times when they would not otherwise do so. These transactions could also increase transaction costs and portfolio turnover for the Fund.




                               GENERAL INFORMATION

Share Ownership


         As of February 17, 2009 (the "Record Date"), the number of units of Fund A and the number of shares of each class of the LVIP G&I Fund are listed in the table at Exhibit C.


        To the knowledge of Fund A, as of the Record Date, no person, except as set forth in the table at Exhibit C, owned units attributable to 5% or more of the assets of Fund A. To the knowledge of the G&I Fund, as of the Record Date, no person, except as set forth in the table at Exhibit C, owned of record 5% or more of the outstanding shares of any class of the LVIP G&I Fund. To the knowledge of Fund A, as of the Record Date, no person beneficially owned units attributable to 5% or more of the assets of Fund A. To the knowledge of the G&I Fund, as of the Record Date, neither Lincoln Life nor Lincoln New York beneficially owned 5% or more of the outstanding shares of any class of the LVIP G&I Fund. On the Record Date, the Trustees and officers of the Trust, as a group, owned separate account units attributable to less than one percent of the assets of any class of the LVIP G&I Fund.

Voting Information

         The proxy solicitation will be done by mail but may also be done by telephone, telegram, facsimile or personal interview conducted by Lincoln Life personnel or outside contractors employed to assist in the solicitation. The estimated expenses for the solicitation are $2,000 to $3,000.


         The management of Fund A will vote all proxies executed, dated and returned to Lincoln Life prior to the beginning of the meeting on June 11, 2009 in accordance with instructions marked thereon. If instructions are not marked thereon, management of Fund A will vote proxies "FOR" the reorganization. Abstentions will be counted to determine whether a quorum is present at the Meeting, and will have the effect of a vote "AGAINST" the reorganization.

         Any contract owner or participant who provides voting instructions has the power to revoke the instructions by (1) delivering to the Secretary of Fund A (at the offices of Fund A) written notice of revocation, or (2) submitting superseding voting instructions, in each case at any time prior to the date of the meeting. Contract owners and participants may also revoke prior voting instructions by voting in person at the meeting.

         The number of votes which a contract owner of an individual variable annuity contract or an individual retirement annuity contract in the accumulation period may cast is equal to the number of accumulation units under the contract. The number of votes which a contract owner of an individual contract in the annuity period may cast is equal to (1) the amount of the assets remaining in Fund A to meet the annuity obligations related to such contract divided by (2) the value of the accumulation unit.

         The number of votes which a contract owner may cast for participants under a group or individual contract in the accumulation period is equal to the number of accumulation units under the contract. The number of votes which a contract owner may cast for participants receiving annuity payments under a group or individual contract is equal to (i) the amount of the assets established in Fund A to meet the annuity obligation related to such participants divided by (ii) the value of an accumulation unit.

         For participants in the accumulation period under a group or individual contract, the participants will have the right to instruct the contract owner with respect to the votes attributable to his or her individual account. The number of accumulation units credited to a participant's account will determine the number of votes attributable to his or her account. During the annuity period, a participant under a group or individual contract will have the right to instruct the contract owner with respect to the votes attributable to the amount of the assets established in Fund A to meet the annuity obligations to such participant.

         The contract owners shall cast the votes for which instructions have been received in accordance with such instructions. All votes for which instructions have not been received (other than those as to which no employee or participant is entitled to give instructions) shall be cast in the same proportions as those for which instructions were received. If a contract owner fails to cast its ballot, Lincoln Life will cast all votes for such contract owner in the same proportion as those for which Lincoln Life received voting instructions. The effective of this proportional voting is that a small number of participants may determine the outcome of a vote.

         When Lincoln Life's records no longer reflect a contract owner of record or a current address for a contract owner of record, Lincoln Life will make a reasonable effort to locate such contract owner. However, if Lincoln Life cannot identify or reach such a contract owner, and participants are still participating under the group or individual contract, Lincoln Life will solicit voting instructions from such participants and cast all votes with respect to such contract in the same proportion as those for which Lincoln received voting instructions from participants under the contract. The effect of this proportional voting is that a small number of participants may determine the outcome of a vote.

Quorum Requirements/Votes Necessary to Approve Proposals

         A quorum is comprised of contract owners and participants entitled to cast 25% of the accumulation and annuity units that may be cast for Fund A at the meeting. When a quorum is present, the affirmative vote of a majority of the accumulation and annuity units represented in person or by proxy shall be required to approve the Reorganization.

Adjournment

         The Meeting may be adjourned for the purpose of further proxy solicitation if a quorum is not present at the Meeting or if the vote necessary to approve the Reorganization has not been obtained. The persons designated as proxies will vote proxies in favor of any adjournment unless you provide other instructions. At any subsequent reconvening, the persons designated as proxies will vote proxies in the same manner as the proxies would have been voted at the original Meeting, unless you revoke the proxies before the Meeting is reconvened.

Other Business

         The Board of Managers of Fund A knows of no other matters which are likely to be brought before the Meeting. In the event any other matters do properly come before the Meeting, however, the persons named in the enclosed proxy will vote the proxies in accordance with their best judgment.

Contract Owner Proposals

         Fund A does not hold regular contract owner meetings. Contract owners wishing to submit proposals for inclusion in a proxy statement for a subsequent contract owner meeting (if any) should send their written proposals to the principal executive offices of Fund A at the address set forth on the cover of this Proxy Statement/Prospectus.

         Proposals must be received a reasonable time prior to the date of a meeting of contract owners to be considered for inclusion in the proxy materials for a meeting. The submission of a proposal does not guarantee its inclusion in the proxy statement and is subject to limitations under the federal securities laws.

Communications to the Board

         Contract owners who wish to communicate to the full Board or to any individual Manager may address correspondence to Fund A, c/o Cynthia Rose, Secretary, at 1300 S. Clinton Street, Fort Wayne, IN 46802. Without opening any such correspondence, Fund A Management will promptly forward all such correspondence to the intended recipient(s).

Legal Matters

         Certain legal matters concerning the issuance of shares of the LVIP G&I Fund will be passed upon by Dechert, LLP, 4675 McArthur Court, Suite 1400, Newport Beach, CA 92660.

                     EXHIBITS TO PROXY STATEMENT /PROSPECTUS

         Exhibit A --- Agreement and Plan of Reorganization

         Exhibit B --- Management's Discussion of Fund Performance and Financial Highlights

         Exhibit C --- Ownership of Shares as of Record Date

A-5
630544-10

                                    EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION

         This Agreement and Plan of Reorganization (the "Agreement"), entered into as of the January 23, 2009 by and among The Lincoln National Life Insurance Company ("Lincoln Life"), a life insurance company organized and existing under the laws of the State of Indiana, Lincoln National Variable Annuity Fund A ("Fund A"), a managed separate account established and existing under the insurance laws of the State of Indiana, and Lincoln Variable Insurance Products Trust ("Trust"), a Delaware statutory trust, on behalf of its series, LVIP Delaware Growth and Income Fund ("LVIP G&I Fund").

         WHEREAS, Fund A is registered with the Securities and Exchange Commission (the "Commission") as an open-end, diversified management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, Fund A currently supports interests under variable annuity contracts (the "Contracts") that were registered under the Securities Act of 1933 (the "1933 Act"), and while those registration statements remain in effect and additional purchase payments are accepted under certain of those Contracts, new sales of the Contracts have been terminated; and

         WHEREAS, Lincoln Life serves as investment adviser to Fund A; and

         WHEREAS, the Trust is registered with the Commission as an open-end, management investment company and the LVIP G&I Fund is a diversified series thereof; and

         WHEREAS, the LVIP G&I Fund has a substantially similar investment objective and substantially similar investment policies as Fund A, and the LVIP G&I Fund has the same investment sub-adviser as Fund A; and

         WHEREAS, the Board of Managers of Fund A has approved the transfer of assets of Fund A to the LVIP G&I Fund in exchange for Standard Class shares of the LVIP G&I Fund and the restructuring of Fund A as a unit investment trust (the "New UIT"), and the New UIT shall be registered with the Commission under the 1940 Act as a unit investment trust (the "Reorganization"); and

         WHEREAS, following the Reorganization, the New UIT shall be a passive investment vehicle with no Board of Managers, no investment adviser and no managed portfolio of investments, but shall invest exclusively in shares of the LVIP G&I Fund; and

         WHEREAS, the Board of Managers of Fund A has considered and approved the actions contemplated by this Agreement; and

         WHEREAS, the Board of Trustees of the Trust, on behalf of the LVIP G&I Fund, has considered and approved the actions contemplated by this Agreement; and

         WHEREAS, this Agreement is conditioned upon approval of the Reorganization described herein by vote of a majority of the votes represented in person or by proxy at a meeting of the owners of the Contracts (the "Contract Owners") called for that purpose, or any adjournments thereof.

         NOW THEREFORE, in consideration of the mutual promises made herein, the parties hereto agree as follows:

                                   ARTICLE I.

                                  Closing Date

         SECTION 1.01. The Reorganization contemplated by this Agreement shall be effective on such date as may be mutually agreed upon by all parties to this Agreement (the "Closing Date"). The Effective Time of the Reorganization ("Effective Time") shall be after the close of business on the Closing Date.

         SECTION 1.02. The parties agree to use their best efforts to obtain all necessary regulatory and Contract Owner approvals and perform all other acts necessary or desirable to complete the Reorganization as of the Closing Date.

                                   ARTICLE II.

                           Reorganization Transactions

         SECTION 2.01. As of the Effective Time, Lincoln Life, on behalf of Fund A, shall sell, assign, and transfer all cash (except, if required, for a minimal amount needed to keep bank accounts open), all securities and other investments held or in transit, all accounts receivable for sold investments, and all dividends and interest receivable (collectively, "portfolio assets") of Fund A to be held as the property of the LVIP G&I Fund.

         SECTION 2.02. In exchange for the portfolio assets of Fund A, the LVIP G&I Fund shall issue to Lincoln Life for allocation to the New UIT, Standard Class shares of the LVIP G&I Fund, and the LVIP G&I Fund shall assume any unsatisfied liability incurred by Fund A before the Effective Time (other than liabilities associated with insurance obligations that will be assumed by the New UIT). For Fund A, the number of Standard Class shares of the LVIP G&I Fund to be issued in the exchange shall be determined by dividing the value of the net assets of Fund A to be transferred, as of the close of trading on the Closing Date, by the per share value assigned to the shares of the LVIP G&I Fund.

         SECTION 2.03. Fund A shall be restructured from a managed separate account to a unit investment trust under the Investment Company Act of 1940, which shall be the New UIT.

         SECTION 2.04. As of the Effective Time, Lincoln Life shall cause the shares of the LVIP G&I Fund it receives pursuant to Section 2.02 above to be duly and validly recorded and held on its records as assets of the New UIT, such that the Contract Owners' interests in the New UIT after the Closing Date shall then be equivalent to their former interests in Fund A. The number of units and their respective values attributable to each Contract will be the same after the Effective Time as before. Lincoln Life shall take all action necessary to ensure that such interests in the New UIT, immediately following the Effective Time, are duly and validly recorded on the Contract Owners' individual account records.

         SECTION 2.05. The shares of the LVIP G&I Fund to be issued hereunder shall be issued in open account form by book entry without the issuance of certificates. Each such share that is issued pursuant to Section 2.02 above shall be issued for a consideration equal to the value of shares of the LVIP G&I Fund.

         SECTION 2.06. Following the Reorganization described in this Agreement, Lincoln Life may consolidate the New UIT with other of its separate accounts. This consolidation would be subject to any necessary corporate and regulatory approvals.


                                   ARTICLE III

                Other Conditions Precedent to the Reorganization

     SECTION 3.02. The obligations of the parties hereunder shall be subject to satisfaction of each of the following conditions:

     (a) The Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the Reorganization contemplated hereby.

     (b) The appropriate parties shall have received orders from the Commission providing such exemptions and approvals as they and their counsel reasonably deem necessary, if any, and shall have made all necessary filings, if any, with, and received all necessary approvals from, state securities or insurance authorities.

     (c) The Trust shall have filed with the Commission a registration statement on Form N-14 under the 1933 Act and such amendments thereto as may be necessary or desirable to effect the purposes of the Agreement and the Reorganization contemplated hereby.

     (d) Fund A shall have filed on Form N-4 a post-effective amendment to its registration statement under the 1933 Act and the 1940 Act, and such additional amendments thereto as may be necessary or desirable to effect the purposes of the Agreement and the Reorganization contemplated hereby.

     (e) At a meeting of the Contract Owners called for such purpose (or any adjournments thereof), a majority of the votes represented in person or by proxy at a meeting of the Contract Owners called for that purpose, shall have voted in favor of approving this Agreement and the Reorganization contemplated hereby.

     (f) Lincoln Life, Fund A and the LVIP G&I Fund shall have received an opinion of Dechert, LLP as to the federal income tax consequences of the Reorganization in form and substance reasonably satisfactory to Lincoln Life, Fund A and the LVIP G&I Fund to the effect that, as of the Closing Date:

         (1) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the restructuring of Fund A as a New UIT;

         (2) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the transfer of Fund A's assets to LVIP G&I Fund in exchange for shares of the LVIP G&I Fund and the assumption by the LVIP G&I Fund of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UIT);

         (3) The LVIP G&I Fund's basis in Fund A's assets received will be the same as Lincoln Life's basis in those assets immediately prior to the Reorganization;

         (4) The LVIP G&I Fund's holding period for the transferred assets will include Lincoln Life's holding period therefore;

         (5) No gain or loss will be recognized by the LVIP G&I Fund upon the receipt of Fund A's assets solely in exchange for the issuance of LVIP G&I Fund's shares and the assumption of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UITs);

         (6) No gain or loss will be recognized by the Contract Owners as a result of the Reorganization;

         (7) Lincoln Life's aggregate basis in the shares of the LVIP G&I Fund received in the Reorganization will be the same as the aggregate adjusted basis of the assets surrendered in exchange there for reduced by the amount of any liabilities of Fund A assumed by the LVIP G&I Fund; and

         (8) Lincoln Life's holding period in the shares of the LVIP G&I Fund received in the Reorganization will include its holding period for the assets surrendered in exchange therefore, provided that at the time of the exchange, such assets were held as capital assets.

     (g) Each party shall have furnished, as reasonably requested by any other party, other legal opinions, officers' certificates, incumbency certificates, certified copies of board and committee resolutions, good standing certificates, and other closing documentation as may be appropriate for a transaction of this type.

                                   ARTICLE IV

                                    Expenses

          Lincoln Life shall bear all expenses in connection with effecting the Reorganization contemplated by this Agreement including, without limitation, preparation and filing of registration statements, applications, and amendments thereto on behalf of any and all parties hereto; and all legal, accounting, and data processing services necessary to effect the Reorganization.

                                    ARTICLE V

                                  Miscellaneous

          This Agreement may be terminated and the Reorganization abandoned at any time prior to the Effective Time, notwithstanding approval by the Contract Owners, by mutual consent of the parties hereto.

           If, at any time after the Closing Date, the New UIT, the LVIP G&I Fund, or Lincoln Life determine that any further conveyance, assignment, documentation, or action is necessary or desirable to complete the Reorganization contemplated by this Agreement or to confirm full title to the assets transferred, the appropriate party or parties shall execute and deliver all such instruments and take all such actions.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Indiana, without regard to its principles of conflicts of law.

         IN WITNESS WHEREOF, as of the day and year first above written, each of the parties has caused this Agreement to be executed on its behalf.



THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:                            /s/ Kevin J. Adamson
        Name:               Kevin J. Adamson
        Title:                 Second Vice President


LINCOLN NATIONAL VARIABLE ANNUITY FUND A

By:                          /s/ William P. Flory, Jr.
        Name:              William P. Flory, Jr.
        Title:                 Second Vice President and
                                      Chief Accounting Officer

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, on behalf of the LVIP Delaware Growth and Income Fund

By:                          /s/ Daniel R. Hayes
        Name:             Daniel R. Hayes
        Title:               President

                                    EXHIBIT B

      Management's Discussion of Fund Performance and Financial Highlights

Management's Discussion of Fund Performance

         The discussion of performance for both Fund A and the LVIP G&I Fund in this Exhibit B is taken from the respective Funds' most recent annual reports to shareholders and does not reflect developments occurring after the report was filed with the SEC and sent to shareholders.


                    Lincoln National Variable Annuity Fund A


2008 Annual Report Commentary

The Fund returned (36.23%) for the fiscal year ended December 31, 2008, while its benchmark, the Russell 1000(R) Index*, returned (37.60%).

Equity markets were extremely volatile in 2008 as weakening economic activity and a crisis of confidence in the global financial system led to a decline in the Russell 1000(R) Index* of 37.60%. The U.S. housing market, which has been the focal point of economic instability since 2007, saw no signs of improvement as home prices dropped almost 20% during the year. Major financial institutions across the globe were rattled by rapidly declining asset values of mortgage related securities and heightened illiquidity across all sectors of the credit markets. Bear Stearns, Lehman Brothers, American International Group (AIG), Fannie Mae and Freddie Mac were among the major victims of the credit crisis after deterioration in their capital positions left them with no other option except bankruptcy, forced merger and acquisition (M&A), or government takeover. In response to the disruptions in the financial system, the U.S. Treasury and Federal Reserve utilized a variety of conventional and unconventional techniques to restore order, lowering the Federal Funds rate from 4.25% to 0.25%, buying equity stakes in financial institutions, and the establishment of a program to purchase mortgage-backed securities as a means to support fixed income markets. While the government was successful in mitigating a widespread collapse in the financial system, their efforts were not able to prevent the U.S. economy from entering into recession. Rising unemployment, tight lending standards, and the collapse of commodity prices have dimmed growth prospects in the U.S. and abroad for the foreseeable future.

The Fund's return exceeded that of its benchmark for the year. The Fund's outperformance relative to the Russell 1000(R) Index* was attributable to stock selection in the finance, technology, and consumer services area. On the downside, adverse stock selection in the consumer staples, consumer discretionary, and basic materials sectors detracted from Fund returns versus the benchmark. On a stock specific basis, a lack of exposure to Wachovia, limited exposure to Citigroup combined with an overweight position in Merrill Lynch had a positive impact on performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in AIG, Textron, and Prudential. At December 31, 2008, the Fund no longer held positions in AIG, Citigroup and Textron.

Looking into 2009, hopes rest on President Barack Obama and his new administration to provide much-needed stimulus to the economy in the form of infrastructure spending and capital injections in the financial markets. We view current valuations in the market as extremely attractive, and seek to take advantage of situations where draconian market expectations have gotten out of line with underlying company fundamentals. We expect volatile equity markets over the near term but remain confident that the unconventional techniques being utilized by U.S. and foreign governments to stimulate the global economy will provide positive support to the markets over the long term.

Francis X. Morris
Christopher S. Adams, CFA
Michael S. Morris, CFA
Donald G. Padilla, CFA
Delaware Investments



Growth of $10,000 invested 12/31/98 through 12/31/08








[Chart]








This chart illustrates, hypothetically, that $10,000 was invested in Fund A on 12/31/98. As the chart shows, by December 31, 2008, the value of the investment at net asset value, with any dividends and distributions reinvested, would have decreased to $7,623. For comparison, look at how the Russell 1000(R) Index did over the same period. The same $10,000 investment would have decreased to $8,962. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index.

Average annual total returns                                              Ended
on investment                                                          12/31/08
------------------------------------------------------ -------------------------
Standard Class Shares
------------------------------------------------------ -------------------------
One Year                                                                 -36.23%
------------------------------------------------------ -------------------------
Five Years                                                                -2.92%
------------------------------------------------------ -------------------------
Ten Years                                                                 -2.68%
--------------------------------------------------------------------------------
 *The Russell 1000(R) Index measures the performance of the 1000 largest companies in the Russell 3000(R) Index, which represents approximately 92% of the total market capitalization of the Russell 3000(R) Index.

                      LVIP Delaware Growth and Income Fund

2008 Annual Report Commentary


The Fund returned (35.76%) (Standard Class shares with distributions reinvested) for the fiscal year ended December 31, 2008, while its benchmark, the Russell 1000(R) Index*, returned (37.60%).

Equity markets were extremely volatile in 2008 as weakening economic activity and a crisis of confidence in the global financial system led to a decline in the Russell 1000(R) Index* of 37.60%. The U.S. housing market, which has been the focal point of economic instability since 2007, saw no signs of improvement as home prices dropped almost 20% during the year. Major financial institutions across the globe were rattled by rapidly declining asset values of mortgage-related securities and heightened illiquidity across all sectors of the credit markets. Bear Stearns, Lehman Brothers, American International Group
(AIG), Fannie Mae and Freddie Mac were among the major victims of the credit crisis after deterioration in their capital positions left them with no other option except bankruptcy, forced merger and acquisition (M&A), or government takeover. In response to the disruptions in the financial system, the U.S. Treasury and Federal Reserve utilized a variety of conventional and unconventional techniques to restore order, lowering the Federal Funds rate from 4.25% to 0.25%, buying equity stakes in financial institutions, and the establishment of a program to purchase mortgage-backed securities as a means to support fixed income markets. While the government was successful in mitigating a widespread collapse in the financial system, their efforts were not able to prevent the U.S. economy from entering into recession. Rising unemployment, tight lending standards, and the collapse of commodity prices have dimmed growth prospects in the U.S. and abroad for the foreseeable future.

The Fund's return exceeded that of its benchmark for the year. The Fund's outperformance relative to the Russell 1000(R) Index* was attributable to stock selection in the finance, technology, and consumer services area. On the downside, adverse stock selection in the consumer staples, consumer discretionary, and basic materials sectors detracted from Fund returns versus the benchmark. On a stock specific basis, a lack of exposure to Wachovia and Citigroup combined with an overweight position in Merrill Lynch had a positive impact on performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in AIG, Textron, and Prudential. At December 31, 2008, the Fund no longer held positions in AIG and Textron.

Looking into 2009, hopes rest on President Barack Obama and his new administration to provide much-needed stimulus to the economy in the form of infrastructure spending and capital injections in the financial markets. We view current valuations in the market as extremely attractive, and seek to take advantage of situations where draconian market expectations have gotten out of line with underlying company fundamentals. We expect volatile equity markets over the near term but remain confident that the unconventional techniques being utilized by U.S. and foreign governments to stimulate the global economy will provide positive support to the markets over the long term.


Francis X. Morris
Christopher S. Adams, CFA
Michael S. Morris, CFA
Donald G. Padilla, CFA
Delaware Investments

Growth of $10,000 invested 12/31/98 through 12/31/08







[CHART]






This chart illustrates, hypothetically, that $10,000 was invested in the LVIP Delaware Growth and Income Fund Standard Class shares on 12/31/98. Performance of the Service Class shares would be lower than Standard Class shares as a result of higher expenses. As the chart shows, by December 31, 2008, the value of the investment at net asset value, with any dividends and distributions reinvested, would have decreased to $8,631. For comparison, look at how the Russell 1000(R) Index did over the same period. The same $10,000 investment would have decreased to $8,962. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index.

              Average annual total returns                               Ended
              on investment                                            12/31/08
              ---------------------------------------- -------------------------


              Standard Class Shares
              ---------------------------------------- -------------------------
              One Year                                                  -35.76%
              ---------------------------------------- -------------------------
              Five Years                                                 -1.97%
              ---------------------------------------- -------------------------
              Ten Years                                                  -1.46%
              ---------------------------------------- -------------------------


              Service Class Shares
              ---------------------------------------- -------------------------
              One Year                                                  -35.99%
              ---------------------------------------- -------------------------
              Inception (5/19/04)                                         -1.99%
              ---------------------------------------- -------------------------

* The Russell 1000(R) Index measures the performance of the largest 1,000 U.S. companies in the Russell 3000(R) Index, which represents approximately 92% of the total market capitalization of the Russell 3000(R) Index.

Financial Highlights


         The financial highlights tables are intended to help you understand the performance of Lincoln National Variable Annuity Fund A and the Standard Class of the LVIP Delaware Growth and Income Fund for the past five years or since inception. Certain information reflects financial results for a single share. Total return represents the rate that a shareholder would have earned (or lost) on a fund share assuming reinvestment of all dividends and distributions. The financial highlights of both Lincoln National Variable Annuity Fund A and the LVIP Delaware Growth and Income Fund for the years ended December 31, 2004 through December 31, 2008 have been audited by Ernst & Young LLP, the Funds' independent registered public accounting firm. Ernst & Young's most recent reports, the financial highlights, along with the Funds' financial statements for periods through December 31, 2008, are included in the respective Fund's Annual Report to Shareholders. The financial highlights of Fund A and the LVIP G&I Fund for the six months ended June 30, 2008, which are unaudited, are included in each fund's Semi-Annual Report to Shareholders dated June 30, 2008. Each Fund's Annual Report to Shareholders dated December 31, 2008 and Semi-Annual Report to Shareholders dated June 30, 2008 is available upon request.

                    Lincoln National Variable Annuity Fund A

Financial Highlights-Selected Per Unit Data and Ratios

The following is selected financial data for an accumulation unit outstanding throughout each period:

                                                                     (R)
                                                          Year Ended December 31,


                                              2008         2007          2006         2005          2004
---------------------------------- ---------------- ------------ ------------- ------------ -------------
---------------------------------- ---------------- ------------ ------------- ------------ -------------
Investment income . . . . . . .            $ 0.382      $ 0.388       $ 0.354      $ 0.338       $ 0.343
Expenses. . . . . . . . . . . .            (0.252)      (0.297)       (0.257)      (0.239)       (0.218)
                                           -------      -------       -------      -------       -------
.. . .
Net investment income. . . .                              0.091         0.097        0.099         0.125
                                        0.130
Net realized and unrealized gain
(loss) on investments .                    (8.234)        1.016         2.022        0.732         1.642
                                           -------        -----         -----        -----         -----
Increase (decrease) in
accumulation unit value . . . .            (8.104)        1.107         2.119        0.831         1.767
..
Accumulation unit value at
beginning of period . . . . . .             22.369       21.262        19.143       18.312        16.545
                                            ------       ------        ------       ------        ------
Accumulation unit value at end
of period . . . . . . . . . . .           $ 14.265     $ 22.369      $ 21.262     $ 19.143      $ 18.312
                                          ========     ========      ========     ========      ========
Net assets, end of period (000
omitted). . . . . . . . . . . .           $ 40,222     $ 70,360      $ 76,710     $ 75,923      $ 80,883
Ratio of expenses to average net
assets . . . . . . . . . . .                 1.33%        1.32%         1.28%        1.28%         1.28%
Ratio of net investment income
to average net assets .                      0.65%        0.43%         0.48%        0.53%         0.73%
Total investment return . . .             (36.23%)        5.21%        11.07%        4.54%        10.68%
Portfolio turnover rate . . . .             36.35%       29.16%        28.83%       20.40%        38.72%
Number of accumulation units
outstanding at end of
period (expressed in thousands):
Accumulation units . . . . . .               2,617        2,912         3,330        3,689         4,103
Reserve units . . . . . . . . .                160          185           220          214           245


----------------------------------

                      LVIP Delaware Growth and Income Fund
                              (Standard Class only)

Financial Highlights

Selected data for each share of the Fund outstanding throughout each period were as follows:

                                    LVIP Delaware Growth and Income Fund Standard Class


                                12/31/08           12/31/07       12/31/06      12/31/05       12/31/04
                             ---------------- -------------- -------------- ------------- --------------
                             ---------------- -------------- -------------- ------------- --------------
Net asset value, beginning
of period . . . . . . .           $   36.857       $ 35.157       $ 31.673      $ 30.407       $ 27.502
..
Income (loss) from
investment operations:
Net investment income1                 0.470          0.483          0.450         0.427          0.458
Net realized and
unrealized gain (loss) on           (12.713)          1.660          3.454         1.253         2 .821
                                    --------          -----          -----         -----         ------
investments . . .
Total from investment
operations. . . . . . . .           (12.243)          2.143          3.904         1.680          3.279
                                    --------          -----          -----         -----          -----
.. . .
Less dividends and
distributions from:
Net investment income               (0.376)         (0.443)        (0.420)       (0.414)        (0.374)
                                    --------        -------        -------       -------        -------
Net realized gain on
investments                          (3.266)              -              -             -              -
                                     -------
Total dividends and
distributions . . . . . .            (3.642)        (0.443)        (0.420)        0.414)        (0.374)
                             -----   -------        -------        -------        ------        -------
.. . .
Net asset value, end of           $   20.972       $ 36.857       $ 35.157      $ 31.673       $ 30.407
                                  ==========       ========       ========      ========       ========
period . . . . . . . . . .
.. . .
Total return(2). . . . . .           (35.76)          6.12%         12.36%         5.54%         11.99%
.. . .
Ratios and supplemental
data:
Net assets, end of period
(000 omitted) . . . .               $993,797     $1,823,930     $1,989,459    $2,076,169     $2,245,431
Ratio of expenses to
average net assets . . . .             0.41%          0.40%          0.38%         0.38%          0.37%
..
Ratio of net investment
income to average net                  1.55%          1.29%          1.37%         1.39%          1.63%
assets . . . . . . . . . .
.. . . .
Portfolio turnover . . . .               37%            31%            29%           20%            38%



(1) The average shares outstanding method has been applied for per share information. (2) Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.

                                    EXHIBIT C

                   Ownership of Shares as of February 17, 2009

Number of Outstanding Shares

           LVIP Growth and Income Fund                                  Shares Outstanding
           ----------------------------                                 ------------------
           Standard Class                                                  46,304,274.69
           Service Class                                                         2,098,852.23
                 Total                                                         48,403,126.92


           Lincoln National Variable Annuity Fund A                      Units Outstanding
                                                                           2,748,845.88



Principal Holders of Shares of LVIP G&I Fund

------------------------------ ---------------------------------------------- ------------------ ------------------
Series Name/Class                      Shareholder Name and Address             Share Amount        Percentage
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
RECORD OWNERS
Standard Class                 Lincoln National (Life) VA Acct C                  44,354,050.74             95.81%
                               1300 South Clinton Street
                               Fort Wayne, IN  46801
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
Service Class                  Lincoln Life Flexible Premium
                               Variable Life Account JF-A                            861,477.96             43.39%
                               Lincoln National (Life) VA Acct N                     878,086.85             39.77%
                               Lincoln National (Life) VA Acct C
                               Lincoln Life Flexible Premium                         127,733.73              6.02%
                               Variable Life Account JF-C                            106,320.51              5.07%
                               1300 South Clinton Street
                               Fort Wayne, IN  46801
------------------------------ ---------------------------------------------- ------------------ ------------------

Principal Holders of Units of Lincoln National Variable Annuity Fund A

------------------------------ ---------------------------------------------- ------------------ ------------------
Series Name/Class                      Shareholder Name and Address                 Unit            Percentage
                                                                                   Amount
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
RECORD OWNERS                  The Lincoln National Life Insurance Company
                               1300 South Clinton Street                      2,748,845.88                 100.00%
                               Fort Wayne, IN  46801
------------------------------ ---------------------------------------------- ------------------ ------------------

630544-10
                                     PART B

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                      LVIP Delaware Growth and Income Fund
                                ---------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                  March 4, 2009
                                ---------------------------------------------

------------------------------------------------------------ ---------------------------------------------------------
Acquisition of the Assets and Liabilities of                 In Exchange for Shares of LVIP Delaware Growth and
Lincoln National Variable Annuity Fund A                     Income Fund (a series of Lincoln Variable Insurance
1300 South Clinton Street                                    Products Trust)
Fort Wayne, Indiana 46802                                    1300 South Clinton Street
                                                             Fort Wayne, Indiana 46802

------------------------------------------------------------ ---------------------------------------------------------

         This Statement of Additional Information ("SAI"), which is not a prospectus, supplements and should be read in conjunction with, the Proxy Statement/Prospectus dated March 4, 2009, relating specifically to the proposed transfer of all of the assets and liabilities of Lincoln National Variable Annuity Fund A to the LVIP Delaware Growth and Income Fund in exchange for shares of the LVIP Delaware Growth and Income Fund ("Reorganization"). To obtain a copy of the Proxy Statement/Prospectus, please write to LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, 1300 South Clinton Street, Fort Wayne, Indiana 46802, or call (800) 4LINCOLN (454-6265). The Reorganization will be pursuant to an Agreement and Plan of Reorganization.

         This SAI incorporates by reference the following described documents, each of which was filed electronically with the Securities and Exchange Commission and is incorporated by reference herein:

         (1) The SAI of Lincoln Variable Insurance Products Trust, dated April 30, 2008, as supplemented;


         (2) The Financial Statements of Lincoln National Variable Annuity Fund A included in the Fund's Annual Report to Shareholders, dated December 31, 2008, and the Semi-Annual Report to Shareholders dated June 30, 2008.

         (3) The Financial Statements of the LVIP Delaware Growth and Income Fund included in the Trust's Annual Report to Shareholders dated December 31, 2008, and the Semi-Annual Report to Shareholders dated June 30, 2008.


                              Financial Statements


         Unaudited pro forma financial statements reflecting consummation of the Reorganization are not included in this SAI because the assets of Fund A, the acquired fund, are less than 10% of the assets of the LVIP G&I Fund., the acquiring fund. As previously noted, the audited financial statements for the year ended December 31, 2008 for Fund A and the unaudited financial statements for the period ended June 30, 2008 for Fund A are incorporated by reference into this SAI from Fund A's last Annual Report to Shareholders and Semi-Annual Report to Shareholders, respectively. As previously noted, the audited financial statements for the year ended December 31, 2008 for the LVIP G&I Fund and the unaudited financial statements for the period ended June 30, 2008 for the LVIP G&I Fund are incorporated by reference into this SAI from the LVIP G&I Fund's last Annual Report to Shareholders and Semi-Annual Report to Shareholders, respectively.

CONTRACT OWNER'S PROXY CARD                         CONTRACT OWNER'S PROXY CARD

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF MANAGERS OF LINCOLN NATIONAL VARIABLE ANNUITY FUND A (THE "FUND")

Revoking any prior instructions, I appoint Kelly D. Clevenger and Kevin J. Adamson, or either one of them individually, as my proxies and attorneys-in-fact to vote all of the shares of the Fund that are attributable to my contract at the Special Meeting of Contract Owners to be held on June 11, 2009 and at any adjournment thereof. The proxies shall have all of the powers that I would possess if present.

                                   VOTE VIA THE INTERNET:  www.proxy-direct.com

                                          VOTE VIA THE TELEPHONE: 1-866-235-4258





                    EVERY CONTRACT OWNER'S VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!

           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.

                                [charts/diagrams]

 If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the proxies shall vote on the Proposal described in the proxy statement as specified below, and, in the proxies' discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, the proxies will vote your proportionate shares "FOR" that Proposal.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  Example:




1. To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of LVIP Delaware
     Growth and Income Fund, and to restructure Fund A into a unit investment trust.

     The proxies will vote upon such other business as may properly come before the Meeting or any adjournment or postponement thereof.


                                                                        (LNL-FA)

            If you have any questions, please contact Lincoln Life toll free at 1-800-454-6265.

VOTING INSTRUCTION CARD                                 VOTING INSTRUCTION CARD

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF MANAGERS OF LINCOLN NATIONAL VARIABLE ANNUITY FUND A (THE "FUND")

Revoking any prior instructions, I instruct the owner of the contract [identified above] ("Contract Owner") to vote all of the shares of the Fund that are attributable to my account at the Special Meeting of Contract Owners to be held on June 11, 2009 and at any adjournment thereof.

                                     VOTE VIA THE INTERNET: www.proxy-direct.com

                                          VOTE VIA THE TELEPHONE: 1-866-235-4258










                            EVERY VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!

           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.

                                [charts/diagrams]

 If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the Contract Owner shall vote on the Proposal described in the proxy statement as specified below, and, in the Contract Owner's discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, you will be deemed to have given instructions to vote "FOR" that Proposal.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  Example:



2. To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of LVIP Delaware
     Growth and Income Fund, and to restructure Fund A into a unit investment trust.

     The Contract Owner will vote upon such other business as may properly come before the Meeting or any adjournment or postponement thereof.


                                                                      (LNL-FA)

            If you have any questions, please contact Lincoln Life toll free at 1-800-454-6265.